Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

J R Thermal, LLC
8903 Butler Circle
Austin, TX 78737
https://www.icegiantcooling.com

Up to $1,069,998.15 in Class CF Units at $1.95
Minimum Target Amount: $9,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: J R Thermal, LLC
Address: 8903 Butler Circle, Austin, TX 78737
State of Incorporation: TX
Date Incorporated: September 27, 2013

Terms:

Equity

Offering Minimum: $9,999.60 | 5,128 shares of Class CF Units
Offering Maximum: $1,069,998.15 | 548,717 shares of Class CF Units
Type of Security Offered: Class CF Units
Purchase Price of Security Offered: $1.95
Minimum Investment Amount (per investor): $249.60

**Maximum Number of Units Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives and Bonuses*</u>

Time-Based:

Friends and Family Early Bird

Invest within the first 72 hours and receive bonus Class CF Units equal to 25% of the Class CF Units purchased.

Super Early Bird

Invest within the first week and receive bonus Class CF Units equal to 20% of the Class CF Units purchased.

Early Bird

Invest within the first two weeks and receive bonus Class CF Units equal to 15% of the Class CF Units purchased.

Bird Bonus

Invest within the first month and receive bonus Class CF Units equal to 10% of the Class CF Units purchased.

Amount-Based:

Tier 1 | $500+

Invest $500+ and receive an exclusive IceGiant t-shirt and cap.

Tier 2 | $1,000+

Invest $1000+ and receive bonus Class CF Units equal to 7% of the Class CF Units purchased. + an exclusive IceGiant t-shirt and cap.

Tier 3 | $2,500+

Invest $2500+ and receive bonus Class CF Units equal to 10% of the Class CF Units purchased. + an exclusive IceGiant t-shirt, cap, and zip hoodie.

Tier 4 | $5,000+

Invest $5000+ and receive bonus Class CF Units equal to 12% of the Class CF Units purchased. + an exclusive IceGiant t-shirt, cap, zip hoodie, and IceGiant glass.

Tier 5 | $10,000+

Invest $10,000+ and receive bonus Class CF Units equal to 15% of the Class CF Units purchased. + an exclusive IceGiant t-shirt, cap, IceGiant glass, and zip hoodie.

Tier 6 | $20,000+

Invest $20,000+ and receive bonus Class CF Units equal to 17% of the Class CF Units purchased. + an exclusive IceGiant t-shirt, cap, IceGiant glass, and zip hoodie.

Tier 7 | $50,000+

Invest $50,000+ and receive bonus Class CF Units equal to 25% of the Class CF Units purchased. + an exclusive IceGiant t-shirt, cap, IceGiant glass, and zip hoodie.

Tier 8 | $100,000+

Invest $100,000+ and receive bonus Class CF Units equal to 30% of the Class CF Units purchased. + an exclusive IceGiant t-shirt, cap, IceGiant glass, and zip hoodie.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

J R Thermal, LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 Class CF units at $1.95 / share, you will receive 110 Class CF units, meaning you'll own 110 Class CF units for $195. Fractional units will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

JR Thermal, LLC ("IceGiant" or the "Company") is a Limited Liability Company ("LLC") that was formed on September 27, 2013, and is organized under the laws of Texas. JR Thermal, LLC is headquartered in the state of Texas. IceGiant is the current 'doing business as' name for JR Thermal, LLC (filed with Texas on 12/15/2021). IceGiant manufactures and sells products for the computer industry. IceGiant's business model consists of direct and channel sales focused on System Integrators and DIY PC enthusiasts, i.e., content creators, gamers, etc. Our high-performance PC products are sold across the world at retail and e-tail stores like Micro Center as well as direct-to-consumer online.

IceGiant holds registered patents and has patent applications set forth in Exhibit G relating to our unique cooling technologies and has just established partnerships with top-level distribution and retail companies. IceGiant is one of the first companies in the PC industry to sell a unique, high-performance cooling technology that outperforms existing technologies.

Competitors and Industry

<u>INDUSTRY</u>

Business Wire found that the global personal computers market was expected to grow from $145.73 billion in revenue in 2020 to $161.93 billion in revenue in 2021 at a compound annual growth rate (CAGR) of 11.1%.

<u>COMPETITORS</u>

IceGiant has several major competitors in the high-end PC market. Some of the top competitors in our industry include Razer, Corsair, and Asetek. Razer is the industry leader and the Company's primary competition in the high-end PC industry. Corsair also owns a significant market share and dominates the cooling portion of the industry.

Razer and Corsair are direct competitors of similar size and development to each other. Razer and Corsair are currently valued at $2.7B and $2B respectively. Despite the present competitive landscape, we believe IceGiant stands out in the high-end PC industry because it has patented cooling technologies that we believe are unlike anything else on the market and allow for better performance and ultra-reliability.

Current Stage and Roadmap

<u>CURRENT STAGE</u>

IceGiant's cooling solution is currently available on a limited basis in the US, Europe, and parts of Asia. We have partnered with Micro Center in the US, Caseking in Europe, and Memory Express in Canada for retail sales. We have also signed a distribution agreement with Tech Data Synnex to distribute IceGiant products on a global scale. We have successfully tested several prototypes of our second cooling product, which we expect to offer better performance than our current product. From these successful tests, the next steps are to prepare the design for mass production with a goal of launching in Q4 of 2022.

<u>FUTURE ROADMAP</u>

The Company's efforts for the next few years will be focused on expanding market share with its existing product, developing next-gen cooling solutions, launching new product categories, and expanding our global footprint through distribution partners. We have several new product launches planned over the next 24 months, including: new cooling solutions, new products in different categories, and complete systems.

The Team

Managers

Name: Jeremy Rice

Jeremy Rice's current primary role is with Google. Jeremy Rice currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: September 27, 2013 - Present
  Responsibilities: Technology Development - Annual Salary of $58,500.00 with an equity ownership of 6,400,000 Class A units. Jeremy Rice is a part-time employee of JR Thermal, LLC. Jeremy works a total of 10 hours at JR Thermal, LLC.

Other business experience in the past three years:

- **Employer:** Google
  Title: Staff Mechanical Engineer
  Dates of Service: April 01, 2019 - Present
  Responsibilities: Technology development

Name: Oscar Martinez

Oscar Martinez's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: April 01, 2019 - Present
  Responsibilities: Company management - Annual Salary of $70,000.00 with an equity ownership of 1,600,000 Class A units.

Other business experience in the past three years:

- **Employer:** IceGiant
  Title: Vice President
  Dates of Service: September 27, 2013 - April 01, 2019
  Responsibilities: Business development

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in IceGiant involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class CF Units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in IceGiant should consider all of the information provided to such potential investor regarding IceGiant as well as the following risk factors, in addition to the other information listed in IceGiant's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in IceGiant.

Our business projections are only projections
There can be no assurance that IceGiant will meet our projections. There can be no assurance that IceGiant will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide our product at a level that allows IceGiant to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by IceGiant. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For at least the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the computer parts manufacturing industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in IceGiant performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in equity or debt financings in the future, which may reduce the value of your investment in the Class CF units. Interest on debt securities could increase costs and negatively impact operating results. Equity Securities could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of the Equity Securities could be more advantageous to those investors than to the holders of Class CF Units. In addition, if we need to raise more equity capital from the sale of Class CF Units, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per unit.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our

management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The CF units that an investor is buying have no voting rights attached to them. This means that you will have no rights in dictating how IceGiant will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if, and to the extent, there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of IceGiant to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our new products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

IceGiant was formed on September 27th, 2013. Accordingly, IceGiant has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as IceGiant reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay distributions on any Class CF Units once our Managing Member determines that we are financially able to do so. IceGiant has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the future or generate sufficient revenues to pay distributions to the holders of the Class CF Units.

We are an early stage company and have limited revenue and operating history
IceGiant has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that PC cooling is a good idea, that our team will be able to successfully market and sell our products, and that we can price them right and sell them to enough customers so that IceGiant will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of IceGiant's most valuable assets is its intellectual property. IceGiant owns the registered patents, patent applications, trademarks, copyrights, and Internet domain names, together with various trade secrets. We believe one of the most valuable components of IceGiant is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the intellectual property rights owned by IceGiant. IceGiant intends to continue to protect its intellectual property portfolio from such violations, but we may not be successful in stopping any such violations. It is important to note that unforeseeable costs associated with such practices may adversely impact IceGiant.

We have pending patent approval's that might be vulnerable
One of IceGiant's most valuable assets is its intellectual property. IceGiant's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of IceGiant is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by IceGiant. IceGiant intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of IceGiant due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that our patent applications may not result in issued patents or competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents, patent applications, or trademarks unenforceable through some

other mechanism. If competitors are able to bypass our patent, trademark, or copyright protection without obtaining a sublicense, it is likely that IceGiant's value will be materially and adversely impacted. This could also impair IceGiant's ability to compete in the marketplace. Moreover, if our trademarks, patents, or copyrights are deemed unenforceable, IceGiant will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for IceGiant.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Patent, trademark, and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, patent applications, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s), patent application(s), trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s), patent application(s), trademark(s) or copyright(s) could have adverse consequences for IceGiant, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent(s), patent application(s), trademark(s), or copyright(s) because of the cost of enforcement, your investment in IceGiant could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, IceGiant requires capable people to run its day-to-day operations. As IceGiant grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and IceGiant's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of our products may no longer be in the best interest of IceGiant. At such point IceGiant may no longer want to sell our products and therefore your investment in IceGiant may be adversely affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including supplies, manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other third parties' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The amount raised in this offering may include investments from officers and the Managing Member of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and the Managing Member (and immediate family members) of the Company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Risk within the PC Industry
The PC industry as a whole is prone to volatility and can be influenced by outside factors. As a general trend, PC production has been declining for several years, until the pandemic. The PC industry also follows a trend in which hardware becomes outdated and new technologies are consistently causing older technologies to become outdated. This could render our products outdated, resulting in an adverse impact on your investment.

Product Risk - New Technology
While IceGiant has developed our technology and the manufacturing processes necessary to create it based on our expectation of what the market demands, there is no guarantee regarding future versions of this technology or their acceptance by the market.

PC Market Competition
As one of the leading industries in regards to new technologies, the PC market creates a high amount of risk for existing companies and their technologies. New technologies are consistently replacing older technologies, which could lead to IceGiant's core technology being replaced by something with higher performance or much lower cost. This could render our products outdated, resulting in an adverse impact on your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Jeremy Rice	6,400,000	Class A Units	62.54%
P180 Investments LLC (managed by Joel Trammell, 100% owned by Joel Trammell	2,062,500	Class A-1 Units	20.16%

The Company's Securities

The Company has authorized Class A-1 Units, Class A Units, Class B Units, and Class CF Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 548,717 of Class CF Units.

Class A-1 Units

The amount of security authorized is 2,475,000 with a total of 2,135,833 outstanding.

Voting Rights

1 vote per unit.

Material Rights

Please refer to Exhibit F of our Form C and review our current Operating Agreement which outlines the full material rights of these units. A summary is provided below.

Class A-1 and Class A units are defined as 'preferred units' and vote together on all matters.

Section 5.1 Regular Distributions. Available Cash and other property (including, without limitation, as a result of a Sale Transaction, a recapitalization or a liquidation of the Company) shall be distributed to the Members solely at such times and in such amounts as the Managing Member shall determine. The cumulative amount of Available Cash and, if applicable, other property declared by the Managing Member to be available for distribution under this Section 5.1 (including, without limitation, as a result of a Sale Transaction or a liquidation of the Company) shall be distributed to the Members in accordance with the following order of priority:

(a) First, to the Members holding Class CF Units and Class A-1 Units pro rata in proportion to such Members' respective (i) Unreturned Class CF Preference Amounts with respect to such Class CF Units and (ii) Unreturned Class A-1 Preference Amounts with respect to such Class A-1 Units until each such Member has been distributed an aggregate amount pursuant to this Section 5.1(a) sufficient to cause such Member's (x) Unreturned Class CF Preference Amount with respect to such Class CF Units to be reduced to zero dollars ($0.00) and/or (y) Unreturned Class A-1 Preference Amount with respect to such Class A-1 Units to be reduced to zero dollars ($0.00).

(b) Second, to the Members holding Class A Units pro rata in proportion to such Members' respective Unreturned Class A Capital Contributions with respect to such Class A Units until each such Member has been distributed an aggregate amount pursuant to this Section 5.1(b) sufficient to cause such Member's Unreturned Class A Capital Contribution with respect to such Class A Units to be reduced to zero dollars ($0.00).

(c) Third, to the Members holding Class A Units and the Members holding Class B Units pro rata in proportion to their respective Sharing Ratios until each such Member has received its Sharing Ratio of the aggregate amount distributed pursuant to Section 5.1(a), Section 5.1(b), and this Section 5.1(c).

(d) Thereafter, to the Members pro rata in proportion to their respective Sharing Ratios.

(e) Notwithstanding the foregoing provisions of this Section 5.1, any Class B Units issued with a Threshold Value greater than zero dollars ($0.00) shall be disregarded and treated as authorized but unissued Class B Units for purposes of the definition of Sharing Ratio as used in Section 5.1(c) (and, thus, the Member holding such Units will not be entitled to receive distributions pursuant to Section 5.1(c) and distributions otherwise made to such series shall instead be made to the holders of the other Units entitled to participate in such distribution) until the Company has made aggregate distributions under Section 5.1(c) equal to the Threshold Value.

(f) Notwithstanding the foregoing provisions of this Section 5.1, the Company shall retain any distribution (other than tax distributions under Section 5.2) otherwise payable with respect to any Unvested Units in accordance with the terms of the Restricted Unit Agreement governing such Units. In the event of forfeiture of Unvested Units pursuant to the terms of the Restricted Unit Agreement governing such Units, such retained distributions shall be distributed to the holders of other outstanding Units in accordance with this Section 5.1, subject to Section 5.1(e) or future application of this Section 5.1(f). In the event and to the extent Unvested Units with respect to which distributions have been retained pursuant to this Section 5.1(f) become Vested Units, the Members holding such Vested Units will, subject to Section 5.9, receive the distributions retained pursuant to this Section 5.1(f) related to the number of Unvested Units that have become Vested Units.

Section 6.3 Co-Sale (Tag-Along) Provisions.

(a) This Section 6.3 shall apply to any Proposed Transfer of ROFR Units to a Person other than the Company or a ROFR Holder pursuant to Section 6.2 (any such ROFR Units referred to as the "Co-Sale Units"), unless such Transfer is a Permitted Transfer or such Transfer has been consented to in writing by the Managing Member and a Majority in Interest.

(b) If a Transferor desires to Transfer Co-Sale Units, then such Transferor shall offer (the "Co-Sale Offer") to include in such Transfer the Units owned and designated by any holder of Preferred Units that elects not to exercise its purchase rights under Section 6.2 (any such holders being referred to herein collectively as the "Co-Sale Offerees") on the same terms as specified in the Proposed Transfer, in accordance with the remaining terms of this Section 6.3. Any Proposed Transfer that triggers a Co-Sale Offer pursuant to this Section 6.3(b) shall hereinafter be referred to as a "Proposed Co-Sale Transfer", and the Transferee of such Proposed Co-Sale Transfer shall hereinafter be referred to as the "Co-Sale Buyer".

Please refer to the Operating Agreement.

Section 6.4 Drag-Along Obligations.

(a) If (i) any Independent Third Party (a "Third-Party Buyer") submits a written offer to the Company to effect a Sale Transaction (a "Sale of the Company Offer"), and (ii) the Managing Member and a Majority in Interest accepts such offer, then the Company shall have the right to require each other Member (each, a "Drag-Along Person") to Transfer all of such Member's Units to such Third-Party Buyer.

(b) In connection with a Transfer pursuant to this Section 6.4, each Drag-Along Person shall only: (i) be required to represent and warrant as to customary corporate matters about itself (such as due authorization, absence of conflicts and enforceability) and as to the unencumbered title to the Units to be sold by such Person, (ii) be required to bear its pro rata share of any post-closing indemnity obligations restricted to the representations and warranties in (b)(i) above (provided that such indemnity obligations shall be several and not joint and several), (iii) be subject to the same post-closing purchase price adjustments, escrow terms, offset rights and holdback terms as each other Member, proportionate to the Units sold by such Person and (iv) be required to deliver customary stock powers, letters of transmittal or other similar transfer documentation; in each case, on the same terms, provisions and documents as each other Member. Notwithstanding the foregoing, in no event shall any Drag-Along Person's obligations with respect to a Transfer pursuant to this Section 6.4 exceed the consideration to be received by such Person from such transaction.

(c) All of the consideration payable to the Members in a Sale Transaction under this Section 6.4 first shall be aggregated by the Company, as disbursing agent, before distributing any such consideration to any of the Members. The Company, acting solely as the disbursing agent of the Members, shall then distribute the aggregate consideration to the Members in the same manner such consideration would have been distributed had such distribution been made under Section 5.1 of this Agreement. If the Sale Transaction involves the issuance of any stock or other equity consideration in a transaction not involving a public offering and any Member otherwise entitled to receive consideration in such transaction is not a Qualified

Investor, then the Company may require each Member that is not a Qualified Investor (i) to receive solely cash in such transaction, (ii) to otherwise be cashed out (by redemption or otherwise) by the Company or any other Member prior to the consummation of such transaction and/or (iii) to appoint a purchaser representative (as contemplated by Rule 506 of Regulation D of the Securities Act) selected by the Company, with the intent being that such Member that is not a Qualified Investor receive substantially the same value that such Member would have otherwise received had such Member been a Qualified Investor.

(d) No Drag-Along Person shall have any dissenters' or appraisal rights in connection with a Sale Transaction under this Section 6.4. Each Drag-Along Person shall vote in favor of a Sale Transaction approved in the manner described above. Each Drag-Along Person hereby releases, and will execute such further instruments as the Company reasonably requests to further evidence the waiver of, such dissenters' and appraisal rights.

(e) Each Member hereby makes, constitutes and appoints the Managing Member its true and lawful attorney-in-fact for it and in its name, place, and stead and for its use and benefit, to sign, execute, certify, acknowledge, swear to, file and record any instrument that is now or may hereafter be deemed necessary by the Company in its reasonable discretion to carry out fully the provisions and the agreements, obligations and covenants of such Member in this Section 6.4. Each Member hereby gives such attorney-in-fact full power and authority to do and perform each and every act or thing whatsoever requisite or advisable to be done in connection with such Member's obligations and agreements pursuant to this Section 6.4 as fully as such Member might or could do personally, and hereby ratifies and confirms all that any such attorney-in-fact shall lawfully do or cause to be done by virtue of the power of attorney granted hereby. The power of attorney granted pursuant to this Section 6.4(e) is a special power of attorney, coupled with an interest, and is irrevocable, and shall survive the bankruptcy, insolvency, dissolution, death or cessation of existence of the applicable Member.

Class A Units

The amount of security authorized is 8,097,287 with a total of 8,000,000 outstanding.

Voting Rights

1 vote per unit.

Material Rights

The amount outstanding of 8,000,000 Class A units does not include 97,287 Class A units reserved for issuance pursuant to warrants.

Class A-1 and Class A units are defined as 'preferred units' and vote together on all matters.

Please refer to Exhibit F of our Form C and review our current Operating Agreement

which outlines the full material rights of these units. Summary is provided in Class A-1 units material rights section.

Class B Units

The amount of security authorized is 850,000 with a total of 120,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Units.

Material Rights

The amount outstanding of 120,000 Class B units does not include 64,000 Class B units reserved for issuance pursuant to warrants and 666,000 reserved for issuance pursuant to an equity incentive program.

Please refer to Exhibit F of our Form C and review our current Operating Agreement which outlines the full material rights of these units. Summary is provided below.

Section 5.1 Regular Distributions. Available Cash and other property (including, without limitation, as a result of a Sale Transaction, a recapitalization or a liquidation of the Company) shall be distributed to the Members solely at such times and in such amounts as the Managing Member shall determine. The cumulative amount of Available Cash and, if applicable, other property declared by the Managing Member to be available for distribution under this Section 5.1 (including, without limitation, as a result of a Sale Transaction or a liquidation of the Company) shall be distributed to the Members in accordance with the following order of priority:

(a) First, to the Members holding Class CF Units and Class A-1 Units pro rata in proportion to such Members' respective (i) Unreturned Class CF Preference Amounts with respect to such Class CF Units and (ii) Unreturned Class A-1 Preference Amounts with respect to such Class A-1 Units until each such Member has been distributed an aggregate amount pursuant to this Section 5.1(a) sufficient to cause such Member's (x) Unreturned Class CF Preference Amount with respect to such Class CF Units to be reduced to zero dollars ($0.00) and/or (y) Unreturned Class A-1 Preference Amount with respect to such Class A-1 Units to be reduced to zero dollars ($0.00).

(b) Second, to the Members holding Class A Units pro rata in proportion to such Members' respective Unreturned Class A Capital Contributions with respect to such Class A Units until each such Member has been distributed an aggregate amount pursuant to this Section 5.1(b) sufficient to cause such Member's Unreturned Class A Capital Contribution with respect to such Class A Units to be reduced to zero dollars ($0.00).

(c) Third, to the Members holding Class A Units and the Members holding Class B Units pro rata in proportion to their respective Sharing Ratios until each such Member has received its Sharing Ratio of the aggregate amount distributed pursuant to Section 5.1(a), Section 5.1(b), and this Section 5.1(c).

(d) Thereafter, to the Members pro rata in proportion to their respective Sharing Ratios.

(e) Notwithstanding the foregoing provisions of this Section 5.1, any Class B Units issued with a Threshold Value greater than zero dollars ($0.00) shall be disregarded and treated as authorized but unissued Class B Units for purposes of the definition of Sharing Ratio as used in Section 5.1(c) (and, thus, the Member holding such Units will not be entitled to receive distributions pursuant to Section 5.1(c) and distributions otherwise made to such series shall instead be made to the holders of the other Units entitled to participate in such distribution) until the Company has made aggregate distributions under Section 5.1(c) equal to the Threshold Value.

(f) Notwithstanding the foregoing provisions of this Section 5.1, the Company shall retain any distribution (other than tax distributions under Section 5.2) otherwise payable with respect to any Unvested Units in accordance with the terms of the Restricted Unit Agreement governing such Units. In the event of forfeiture of Unvested Units pursuant to the terms of the Restricted Unit Agreement governing such Units, such retained distributions shall be distributed to the holders of other outstanding Units in accordance with this Section 5.1, subject to Section 5.1(e) or future application of this Section 5.1(f). In the event and to the extent Unvested Units with respect to which distributions have been retained pursuant to this Section 5.1(f) become Vested Units, the Members holding such Vested Units will, subject to Section 5.9, receive the distributions retained pursuant to this Section 5.1(f) related to the number of Unvested Units that have become Vested Units.

Class CF Units

The amount of security authorized is 1,200,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class CF Units.

Material Rights

Please refer to Exhibit F of our Form C and review our current Operating Agreement which outlines the full material rights of these units. A summary is provided below.

Voting Rights.

(c) Voting Rights. The Preferred Units shall vote together as a single class on all matters. Holders of Preferred Units shall have one vote per Preferred Unit held of record thereby. The holders of Class CF Units and the holders of Class B Units shall not be entitled to vote such Units on any matter except as otherwise provided in this Agreement or the Act.

Section 5.1 Regular Distributions.

Available Cash and other property (including, without limitation, as a result of a Sale

Transaction, a recapitalization or a liquidation of the Company) shall be distributed to the Members solely at such times and in such amounts as the Managing Member shall determine. The cumulative amount of Available Cash and, if applicable, other property declared by the Managing Member to be available for distribution under this Section 5.1 (including, without limitation, as a result of a Sale Transaction or a liquidation of the Company) shall be distributed to the Members in accordance with the following order of priority:

(a) First, to the Members holding Class CF Units and Class A-1 Units pro rata in proportion to such Members' respective (i) Unreturned Class CF Preference Amounts with respect to such Class CF Units and (ii) Unreturned Class A-1 Preference Amounts with respect to such Class A-1 Units until each such Member has been distributed an aggregate amount pursuant to this Section 5.1(a) sufficient to cause such Member's (x) Unreturned Class CF Preference Amount with respect to such Class CF Units to be reduced to zero dollars ($0.00) and/or (y) Unreturned Class A-1 Preference Amount with respect to such Class A-1 Units to be reduced to zero dollars ($0.00).

"Class CF Preference Amount" means, with respect to each Class CF Unit, the aggregate amount of Capital Contributions made with respect to such Class CF Unit by the Member holding such Class CF Unit, multiplied by two (2).

"Unreturned Class CF Preference Amount" means, with respect to a Member holding Class CF Units, the excess, if any, of (i) the aggregate Class CF Preference Amount with respect to such Class CF Units over (ii) the aggregate amount of distributions made by the Company to the Member in return thereof pursuant to Section 5.1(a).

What it means to be a minority holder

As a minority holder of Class CF Units of IceGiant, having no voting rights, you will have no rights to vote on or approve the corporate actions of IceGiant, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering have rights less than those of the Company's other investors, and will have no influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution of their investment in the Company. The investor's stake in the Company could be diluted due to the Company issuing additional units. In other words, when the company issues more units, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of the Company. This increase in the number of units outstanding could result from an offering of equity or debt securities in the Company (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), equity grants to employees, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into equity securities in the Company.

If IceGiant decides to issue more units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A-1 Units
  Type of security sold: Equity
  Final amount sold: $520,000.00
  Number of Securities Sold: 2,209,166
  Use of proceeds: Technology development and commercialization
  Date: January 18, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

We raised a seed round in 2019, made our first hire, and began the development of our cooling solution for the desktop PC market. We launched a presale for this product at the end of 2019 (only took deposits). In May of 2020, we began taking payments for the remaining balances and started taking full payment reservations as well. In November of 2020, we began selling in bulk to retail partners in Europe and Asia.

Revenue

Revenue for fiscal year 2021 was $412,162 and was down from $456,001 in 2020. These results are a bit misleading, as revenue was $660,240.88 from November 2020 to December 2021. The remaining revenue in 2020 was generated in May as we opened up payments for the presale.

With a focus on the US market and minimal international channel support from our end, international sales during 2021 suffered greatly. Moving forward, IceGiant will leverage our experience in the US market to spur international growth. IceGiant will also work with distribution partners to expand our global reach.

Cost of Goods Sold

The Cost of Goods Sold in 2021 was $349,111, compared to $163,969 for 2020. Currently, sales are not at a level to reduce the cost of each component. As we have established a new distribution relationship and will release a new product into the market, we are focusing on increasing sales volume to a point where the cost of individual parts can be decreased.

Gross Profit

Our 2021 gross profit was $63,052, compared to $292,033 for 2020. As we reach economies of scale, this number is expected to increase.

Expenses

IceGiant's expenses are fairly simple. 2021 expenses totaled $247,818, compared to $339,357 for 2020. The vast majority of these expenses are from salary, shipping, and legal expenses. As IceGiant grows, one can expect these expenses to grow as we increase our headcount, file additional patents, defend current patents, and scale internationally.

Historical results and cash flows:

We believe that the Company's 2020 and 2021 cash flows are a baseline of what may be expected going forward. The Company recently signed a distribution agreement that should help penetrate the US DIY market and system integrators. We expect that in Q2 of 2022, this distributor will take our product to more retailers and system integrators in Europe and Asia. We are also beginning a close relationship with a large retailer in the US.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash on hand is the Company's only current resource, but the President (Jeremy Rice) and CEO (Oscar Martinez) have loaned funds to the company to maintain operations, as set forth in "Related Party Transactions" below. The Company's current cash on hand is $22,558.48.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The Company will seek to find a receivables financing partner, to provide additional working capital. The funds from this raise are meant to help stay current with suppliers and bring on marketing expertise to scale brand awareness and sales.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We expect that the Company can continue to grow organically through existing business, but feel this crowdfunding raise is necessary to accelerate scaling and improve margins. A good estimate is that this crowdfunding raise could represent 50-75% of the Company's total funds until we execute our marketing and sales strategies.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We expect that the Company should be able to operate for at least 4 months if we raise the minimum. We believe that the Company's current sales will eventually reach a level that will sustain the Company's operations and growth. The trade off of raising a smaller amount is that growth will take longer to achieve. Current burn rate is approximately $20,000 per month.

How long will you be able to operate the company if you raise your maximum funding goal?

Raising the maximum amount will most likely allow the company to operate at maximum acceleration for 2-3 years. With the max amount, IceGiant expects to be able to bring on top-level talent, execute a sales and marketing strategy, and launch new and better-performing products into the market. Current burn rate is approximately $20,000 per month. This is primarily made up of salaries and legal expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Depending on the rate of growth, it is possible that IceGiant would need to raise an additional round of funding to maintain adequate operations. This would most likely take the form of a sale of new equity interests in the Company, which would dilute the Class CF Units.

Indebtedness

- **Creditor:** Oscar Martinez
  Amount Owed: $71,543.00
  Interest Rate: 0.0%
  $71,543 of guaranteed payments to which creditor is entitled, but has agreed to defer.

- **Creditor:** Jeremy Rice
  Amount Owed: $18,000.00
  Interest Rate: 0.0%
  $18,000 of guaranteed payments to which creditor is entitled, but has agreed to defer.

- **Creditor:** Lemtech Limited
  Amount Owed: $233,070.00
  Interest Rate: 0.0%
  $233,070 of accounts payable to creditor, that creditor has agreed to defer.

Related Party Transactions

- **Name of Entity:** Oscar Martinez
  Relationship to Company: Officer and Equity Owner
  Nature / amount of interest in the transaction: The loan to the Company includes $71,543 of guaranteed payments to which creditor is entitled, but has agreed to defer.
  Material Terms: No material terms. 0% interest and no defined term.

- **Name of Entity:** Jeremy Rice
  Relationship to Company: Officer, Managing Member, and 20%+ Equity Owner

Nature / amount of interest in the transaction: The loan to the Company includes $18,000 of guaranteed payments to which creditor is entitled, but has agreed to defer.
Material Terms: No material terms. 0% interest and no defined term.

Valuation

Pre-Money Valuation: $19,998,874.40

Valuation Details:

IceGiant Valuation

The valuation method, set internally, utilizes a variety of factors including but not limited to: previous investments, company stage, technology developed from previous investment, the value of IP, size of market, trending brand acquisition values of like-products, and validation on the business model and methodology to be scaled from proceeds.

Cash Investments and Sales

IceGiant raised $520,000 of pre-seed investment in 2019.
IceGiant has generated $901,884.34 in revenue since 2021. We are looking to build on this by a large amount, as this revenue was generated with very little marketing.
IceGiant recently signed a distribution agreement with Tech Data, the world's largest electronics distributor.

While IceGiant is still operating well under the $10 million in revenue threshold, the company believes it has a clear roadmap to achieve its target annual sales within a 2-3 year time frame provided the company is able to raise funding.

Technology, IP, Methods, and Processes

IceGiant has been issued several patents and has additional patents pending (as set forth in Exhibit G), with many more patents to potentially file. Between patents and trade secrets, IceGiant believes it is developing a strong legal position to defend its technologies and market position.

IceGiant has a large product roadmap that includes cooling solutions which it believes are superior to the current product. It also includes new products in different categories, such as fans, thermal paste, cases, GPU cooling, full PC systems, and many more. We believe the IceGiant brand has a premium image and is synonymous with extreme performance.

As IceGiant has established manufacturing partners, is developing strong distribution, and greatly increased marketing, the Company believes it is well-positioned for growth and long-term success.

Summary

In summary, IceGiant is taking its historical investments and sales of over $1 million, arriving at an approximate $11.7 million (before technology) value using established value models from prior brand sales over the $10 million threshold, and then adding an approximate $8.3 million in IP and process value. Given the trend of exit values in our market, the confidence IceGiant has in achieving the sales targets, and the novelty of the technology which provides a model to base predictable growth, IceGiant determined its current valuation internally without the formal evaluation of an independent third party.

The pre-money valuation has not been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred units have been converted to common units;

(ii) all outstanding options, warrants, and other securities with a right to acquire units have not been exercised; and

(iii) any units reserved for issuance under a stock plan have not been issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Operations*
  96.5%
  We will use 96.5% of the minimum funding goal for StartEngine fees.

If we raise the over allotment amount of $1,069,998.15, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  20.0%
  Establish brand awareness campaigns and work with influencers to generate trust and sales.
- *Research & Development*
  10.0%
  Accelerate development of extreme performance products. IceGiant has an multi-year roadmap of cutting edge products planned.

- *Company Employment*
  30.0%
  IceGiant plans to increase our headcount with a portion of the proceeds from this raise. Specifically, we are planning on hiring a CMO to execute our marketing strategy. We will also bring on additional employees to actively boost sales.

- *Operations*
  36.5%
  Need to fill talent gaps and ensure proper execution of growth strategy.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.icegiantcooling.com (Company tab).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/icegiant

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR J R Thermal, LLC

[See attached]

J R THERMAL, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
J R Thermal, LLC
Austin, Texas

We have reviewed the accompanying financial statements of J R Thermal, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 19, 2022
Los Angeles, California

J R THERMAL LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 1,292	$ 110,917
Acccount receivables, net	120	11,432
Inventory	290,358	186,235
Total current assets	**291,770**	**308,584**
Total assets	**$ 291,770**	**$ 308,584**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Account Payables	$ 233,070	$ 127,914
Owners' Loan	89,543	62,692
Other current liabilities	43,231	7,337
Total current liabilities	**365,844**	**197,943**
Promissory Note and Loans	-	47,500
Total liabilities	**365,844**	**245,443**
MEMBERS' EQUITY		
Members' equity	(74,074)	63,141
Total members' equity	**(74,074)**	**63,141**
Total liabilities and members' equity	**$ 291,770**	**$ 308,584**

See accompanying notes to financial statements.

J R THERMAL LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 412,162	$ 456,001
Cost of goods sold	349,111	163,969
Gross profit	63,052	292,033
Operating expenses		
General and administrative	237,572	339,177
Sales and marketing	10,245	180
Total operating expenses	247,818	339,357
Operating income/(loss)	(184,766)	(47,325)
Interest expense	-	-
Other Loss/(Income)	(47,551)	(621)
Income/(Loss) before provision for income taxes	(137,215)	(46,704)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (137,215)**	**$ (46,704)**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2019	**$**	**(15,155)**
Capital contribution		125,000
Net income/(loss)		(46,704)
Balance—December 31, 2020	**$**	**63,141**
Net income/(loss)		(137,215)
Balance—December 31, 2021	**$**	**(74,074)**

See accompanying notes to financial statements.

J R THERMAL LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(137,215)	$	(46,704)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
PPP loan fogivnes		(47,500)		
Changes in operating assets and liabilities:				
Account receivables		11,312		(11,432)
Inventory		(104,123)		(186,235)
Prepaids and other current assets		-		10,000
Account Payables		105,156		127,914
Other current liabilities		35,894		(29,494)
Net cash provided/(used) by operating activities		**(136,476)**		**(135,950)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		-		125,000
Borrowing on Promissory Note and Loans		-		47,500
Borrowing on Owner loan		26,851		62,692
Net cash provided/(used) by financing activities		**26,851**		**235,192**
Change in cash		(109,625)		99,242
Cash—beginning of year		110,917		11,675
Cash—end of year	**$**	**1,292**	**$**	**110,917**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

J R Thermal LLC was formed on September 27, 2013, in the state of Texas. The financial statements of J R Thermal LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Austin, Texas.

J R Thermal LLC is a heat transfer technology company. The company was focused on data center cooling, and then shifted to the desktop PC space. The company launched its IceGiant brand in the PC market and released its first CPU cooling product. The cooler is used to cool CPUs in high performance PCs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021 and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs are related to finished goods which are determined using a FIFO method.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its its cooling technology into the desktop PC market. Sales are achieved through direct sales online, and through relationships with distributors on several countries.

Cost of sales

Costs of goods sold include the cost of supplies, materials, freight and delivery.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2021 and December 31, 2020 amounted to $10,245 and $180, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 19, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that require organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2021	2020
Finished goods	$ 290,358	$ 186,235
Total Inventory	**$ 290,358**	**$ 186,235**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of December 31,	2021	2020
Direct Deposit Payable	14,027	-
Payroll Liabilities	28,998	7,131
Texas State Comptroller Payable	206	206
Total Other Current Liabilities	**$ 43,231**	**$ 7,337**

5. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021

Member's name	Ownership percentage
Jeremy Rice	62.0%
P180 Investments, LLC	20.7%
Oscar Martinez	15.5%
Gary Forni	1.0%
Bree and David Rosen	0.7%
Katherine Carpenter	0.2%
TOTAL	**100.0%**

6. WARRANTS

On November 7, 2014, the Company issued a warrant to purchase 64,000 Class B Units on the date of exercise at a purchase price of $0.01. The warrant expires in November 2024 and was issued for a price of $640, which was recorded under member's equity at the time of the issuance.

On December 9, 2019, the company issued a warrant to purchase 97,287 Class A Units on the date of exercise at a purchase price of $0.01. The warrant expires in December 2029 and was issued for a price of $973, which was recorded under member's equity at the time of the issuance.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA PPP Loan	$ 47,500	1.00%	04/28/2020	Forgiven in 2021	$ 317	$ 317	$ -	$ 47,500	$ 47,500
Total	$ 47,500				**$ 317**	**$ 317**	**$ -**	**$ 47,500**	**$ 47,500**

Owner Loans

During the years presented the Company borrowed money from the owners. The details of the loans from the owners are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Oscar Martinez	$ 44,692	0.00%	Fiscal Year 2020	No set maturity	-	-	-	-	-	-	-	$ 44,692	$ -	44,692
Jeremy Rice	$ 18,000	0.00%	Fiscal Year 2020	No set maturity	-	-	18,000	-	$ 18,000	-	-	$ 18,000	$ -	18,000
Oscar Martinez	$ 71,543	0.00%	Fiscal Year 2021	No set maturity	-	-	71,543	-	$ 71,543	-	-	$ -	$ -	-
Total					$ -	$ -	$ 89,543	$ -	$ 89,543	$ -	$ -	$ 62,692	$ -	$ 62,692

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

8. RELATED PARTY

In 2020, the company entered into a loan agreement with Oscar Martinez (one of the owners) in the amount of $44,692. The loan did not bear interest and did not have set maturity. The entire loan was classified as current liability.

In 2020, the company entered into a loan agreement with Jeremy Rice (one of the owners) in the amount of $18,000. The loan does not bear interest and does not have set maturity date. The entire loan is classified as current liability.

In 2021, the company entered into Loan agreement with Oscar Martinez (one of the owners) in the amount of $71,543. The loan does not bear interest and does not have set maturity date. The entire loan is classified as current liability.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through February 19, 2022 the date the financial statements were available to be issued.

On January 4, 2022, the company entered into the factoring agreement with P180 Investments LLC ('Factor'). Factor will purchase each receivable at a discount of one percent (1%) from the face value thereof. In addition to the foregoing JR Thermal will pay an additional fee to factor equal to 1.5 percent (1.5 %) per month on any receivable outstanding from the purchase date of the applicable receivable. As of February 19, 2022, outstanding balance was $72,322.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $184,766, an operating cash flow loss of $136,476 and liquid assets in cash of $1,292, which less than a year worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

IceGiant

Embrace a cooler future!


THE NEXT GENERATION OF THERMAL COOLING TECHNOLOGY FOR PCs

Website | Austin, TX | TECHNOLOGY

IceGiant is planning to disrupt the computer industry with a new, patented technology that cools even the most powerful chips. As a trend, computer chips are getting hotter and hotter, and their heat levels have recently started going beyond the capabilities of the status quo cooling solutions. This is where IceGiant's unique, in-market cooling technology comes in. We pick up where the competition falls off.

$0.00 raised

0 Investors	$20M Valuation
$1.95 Price per Share	$249.60 Min. Investment
Units Security Type	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Based on our internal observations, IceGiant's unique, patented cooling technology outperforms the competition and boasts market-leading reliability. This technology uses a unique, gravity-driven system with no moving parts for ultra longevity and safety. IceGiant launched its first product, the ProSiphon Elite in 2021, and breathed fresh innovation into the stagnate PC cooling market, where the most advanced innovation over the last 20 years was incorporating LEDs in the coolers.
- Every computer has a CPU, and every CPU requires a cooler. PC sales have increased across the board due to the exploding popularity in gaming and streaming and the rising need for prosumer and professional workstations, particularly as the economy shifts toward a flexible office schedule. As a result, "the value of the combined gaming PC and monitor markets is expected to grow from $43 billion in 2020 to just over $60 billion in 2025 with a five-year CAGR of 7.4%," according to Business Wire.*
- Based on the following factors, we believe IceGiant is positioned to capitalize on all of our momentum. We have 1) successfully launched a top-level product, 2) established a presence in retail channels, 3) recently signed our first distribution agreement, 4) successfully prototyped and tested our second product that will continue our pursuit to be the top company in the cooling market, 5) are preparing to launch the most extreme PC in existence into a market that's passionate about performance, and 6) are developing many more products to strengthen our brand and market penetration. We just need the resources to establish brand awareness, scale exponentially with new products, and aggressively expand into new markets as electronics encounter more severe thermal issues.

*Information provided by Fortune and BusinessWire (source / source)

OVERVIEW

Revolutionary PC cooling technology, designed by some of the industry's best engineers, and ready to disrupt the electronics cooling market.

As other cooling solutions reach their limits, IceGiant's unique ProSiphon cooling technology helps overcome thermal limitations and reliability issues present with the competition. Our product is designed by world-class engineers using the latest technology and was first released to the market in 2021.

"IceGiant is a valued partner who delivers leading innovations, as well as high quality products, to the demanding needs of the market for processor thermal management. The company has a lot of potential based on their technology and brand, and it is an exciting time to partner with IceGiant."

- John Crank, VP Tech Data Synnex

"When I'm not using liquid nitrogen to freeze my PC, IceGiant is my go to cooling. Simple, strong performance with zero risk potential. A no-brainer."

- Allen "Splave" Golibersuch, #1 Ranked Overclocker in the World

"IceGiant is different, exciting, and exactly what the cooling market needs right now. It'll be fun to watch as they grow."

- Toni Sonn, CEO Caseking

"IceGiant is a valued partner and it's always exciting to hear about what they're planning next. They've got a powerful technology and the right team to make their goals happen."

- Warren Beneson, Chief Merchandising Officer Micro Center

*These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.


A COOLER FUTURE
Our vision is to engineer game-changing cooling technologies that deliver giant leaps in performance and reliability for next-gen electronics.

While similar products have a warranty of 6 years, IceGiant offers a 10-year customer guarantee. In addition to our current product, the ProSiphon Elite, we plan to launch an entire line of extreme performance coolers, as well as products in new categories within the PC industry.

We believe our technology also has the potential to disrupt numerous other markets, from solar, to electric vehicles and data centers. The possibilities are endless, and IceGiant is ready to deliver!


EUROPEAN HARDWARE AWARDS 2020
ProSiphon Technology
Finalist for
BEST NEW TECHNOLOGY
ICEGIANT

(source)

THE PROBLEM

With greater computing power comes greater cooling needs

We believe the PC industry is facing an enormous thermal emergency. To increase performance, CPU (central processing unit) and GPU (graphics processing unit) manufacturers are releasing higher power products.

However, this power increase causes huge thermal issues, and current cooling technologies are already reaching their physical limitations. Most of these current technologies either cannot support the power load, use water (which is disastrous for expensive electronics if a leak occurs), suffer performance degradation over time, or have inherent failure points, such as pumps, which are only expected to last about 5 years (source).


THERMAL CATASTROPHE
Cooling technology is the bottleneck for CPU performance. While CPUs have advanced and gotten hotter, cooling technologies have completely lagged behind.

AMD's Threadripper is the perfect example of CPUs that are moving towards higher thermal loads to offer improved performance. Few coolers can adequately cool a Threadripper CPU. Based on our internal observations, the IceGiant ProSiphon Elite has been repeatedly demonstrated as the best cooler for this monster CPU.

THE SOLUTION

Finally, a high performance, dependable cooling solution that gamers and creators can rely on

IceGiant's ProSiphon technology is an attractive product designed to handle the heaviest thermal loads. Since the cooler is gravity-driven, with no internal moving parts, each cooler is built to operate far beyond anything else in the market!


ICEGIANT
ABOUT THE
ProSiphon Elite CPU Cooler
One of the Only known gravity-driven, two-phase CPU cooling solution available
100% aluminum
Uses dielectric fluid–no water
Brazed into single component–no pump

While most of our competitors' products often suffer from a lack of performance or a limited lifetime, IceGiant combines extreme performance and incredible reliability. Our market-leading position in reliability is evidenced by our customer guarantee of 10 years, while our closest competitor only has a warranty of 6 years (source). Unlike much of the competition, our gravity-driven cooler is built with no internal moving parts, which means there is no pump to fail, hence its ultra-reliability. With such an incredible warranty, users can support future, advanced CPUs by taking the cooler from one PC to the next.


ULTRA-RELIABILITY
Unlike much of the competition, our cooler is built with no internal moving parts, which means there is no pump to fail.

Our first cooling solution, the ProSiphon Elite, uses a gravity-driven cooling loop to provide extreme cooling to high-powered CPUs. This is how it works:


HOW IT WORKS
IceGiant's Gravity-Driven, Two-Phase Cooling
FANS PUSH COOL AIR THROUGH CONDENSER
2
3
COOLED LIQUID
1
CPU HEAT BOILS LIQUID HOT VAPOR RISES
1 The heat from the CPU boils a dielectric liquid inside the coolers, which causes vapor to rise into the fin stack.
2 Once in the fin stack, air is blown over the fins to reject heat, which cools the vapor until it condenses back into liquid.
3 Once it is back in liquid form, gravity pulls the liquid back to the evaporator portion, which sits atop of the CPU.
4 Finally, the entire cycle begins again.

IceGiant's customers include gamers, streamers, YouTubers, content creators, and any other computer user requiring extreme performance. We also sell to, distributors, retailers, and system integrators (PC builders). We sell our products B2C (directly to our customers) through our online store, as well as B2B through our retail distributors and system integrators.

THE MARKET

In a growing multi-billion dollar market, IceGiant delivers a solution built to outperform and outlast the competition

Our technology is entering the market at a critical inflection point where both new, better cooling solutions are sorely needed and the popularity and growth of high-performance personal computers, gaming rigs, workstations, and server computers is exploding.

According to Business Wire, "the value of the combined gaming PC and monitor markets is expected to grow from $43 billion in 2020 to just over $60 billion in 2025 with a five-year CAGR of 7.4%" (source). The gaming and content creation desktop industry was already a high growth segment of the PC market pre-pandemic, and has only grown since. Sales for all desktops have continued to increase, as the economy has shifted toward a flexible office schedule (source), and every desktop requires a cooler. Furthermore, the size of the gaming industry has surpassed the movies and music industries combined(source).


PRIMED FOR GROWTH
The PC Market Is Primed For Growth
Combined Gaming PC And Monitor Markets
2020 $43 BILLION
2025 $60 BILLION
PCs Shipped In 2020 + 2021
14.4% Growth (Despite A Chip Shortage)
2020 304.2 MILLION
2021 348 MILLION
Online Gaming Rev.
21.9% Growth
$17.3 BILLION
$21.1 BILLION
2020
2021
Gamers Worldwide
1 BILLION
1.3 BILLION
2020
2030
Value Of Global Gaming Computer Market
2020 $40.1 BILLION
2030 $145.9 BILLION
Global Esports Market Size
2020 $1.48 BILLION
2027 $6.81 BILLION

(source, source, source, source, source)

Many competitors in the space either outsource their cooling solutions to a third-party everyone uses or continue to rely on the same solution they have been using for years despite the increases in chip power. This is a big reason why the PC cooling industry has had little to no major performance innovations in the last few decades. IceGiant, on the other hand, is the product of our world-class thermal engineers, who hold PhDs specialized in heat transfer, fluid dynamics, and two-phase flow, and have created years worth of innovative designs and products, each offering improved performance and reliability.

Furthermore, this thermal issue isn't just happening in the consumer PC market- it is happening anywhere high-performance chips are required. Notably, the importance and growth of data centers, i.e., the "brains" of the internet that store and share applications and data, will continue to expand as cloud services, machine learning, IoT, AI, and deep learning continue to progress, and the next-generation of processors are released.

OUR TRACTION

IceGiant is on the road to success, generating almost $1.1M in 15 months, with new developments underway

In 2019, IceGiant raised $520,000 to develop a unique, high-performance CPU (central processing unit) cooling solution for the PC industry (particularly for PCs used for gaming and content creation). Since then, we have developed our product, filed and received patents, and solidified our brand's position in the market.

We are currently protected by 8 issued patents and have 3 patents pending. Capital is needed to file additional patents and will also be needed as we generate more IP.

Starting in March of 2021, the IceGiant ProSiphon Elite was available for purchase directly from IceGiant, and several global retailers received inventory.   Between November of 2020 and January of 2022, we generated $1.1M in revenue and signed a distribution agreement with one of the world's largest distribution companies, Tech Data Synnex.



ICEGIANT
$520k
Raised in 2019 to develop our tech
$1.1 MILLION
In revenue November 2020 through Janurary 2022
8
Patents issued
3
Patents pending
1
Prototype of next product ready for review
6
Parties involved in Monster SI Build
Retail Partners In Place
Micro Center (U.S.) and Caseking (EU)
Global Distributor Ready
Tech Data Synnex, largest global electronics distributor

With our current product, we already have an engaged, ardent early-adopter base that is passionate about gaming, content creation, and streaming, and that we believe will continue to support our upcoming products.

Our product roadmap includes extreme performance coolers, one of which has already been prototyped and ready for 3rd-party review, as well as products in new categories.

One of our very near-future endeavors is a partnership between IronSide Computers, EVGA, ASRock, Fractal Design, and G.Skill to put together the absolute top-of-the-line PC build. The pièce de résistance of this build is the specially binned CPU by the #1 overclocker himself, Splave, who has partnered with us. In fact, Splave personally handpicked all of the components and will overclock the entire system. It's the kind of computer that NASA would be super jealous of.

We believe we're headed for the moon and beyond and just need to leave the atmosphere. But don't just take our word for it. Hear what professionals are saying about IceGiant on our website.

*These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.

WHY INVEST

With demonstrated market demand and the success of our first product, IceGiant is ready for the next phase of growth!

We believe that IceGiant has what it takes to dominate the high-end desktop market (including PCs for gaming and content creation) within the next 3-5 years. And, within 10 years, we intend to be a leading brand across multiple categories.


EMBRACE A COOLER FUTURE
Join us as we get off the ground and take flight in our pursuit of extreme performance

We see innovation as our strength and hold the vision for IceGiant to eventually become a superior brand with a diverse range of premium products spanning several markets. We believe IceGiant's innovation and passion put us in a league of our own. Join us for the next exciting chapter of our story!

Meet Our Team



Oscar Martinez

CEO

Oscar Martinez is a Cofounder and CEO of IceGiant. He's an experienced entrepreneur, investor, and avid tech enthusiast. Having led companies since 2003, Oscar is able to combine experience with opportunity to maximize revenue potential. Through his years at IceGiant, he has made numerous top-level connections within different industries, including gaming, data centers, VFDs, and manufacturing. In his free time, Oscar is an avid tennis player, loves to be outdoors, travels, and spends time with his wife and daughter.



Jeremy Rice

President

Jeremy Rice, Ph.D., Founder and Technical Advisor at IceGiant, is a lifelong innovator, credited with over 20 US Patents. Jeremy obtained a great foundation in the applied sciences while earning his doctorate in mechanical engineering from the University of Connecticut, researching fuel cells, heat pipes and rotating film cooling for zero gravity applications. From graduate school, Jeremy went into industry, broadening the scope to product development, thermal system optimization and manufacturing line bring up. A few stops along the way include Asetek, a leading liquid cooling manufacturer, and Google, in both their platforms and data center groups. At each stop, he has led successful new technology introductions into high volume products. Jeremy lives in Austin, TX with his wife and daughter.

Jeremy Rice is a part-time employee of IceGiant. Jeremy works 10 hours per week at IceGiant.



Katie Carpenter

Principal Thermal Engineer

Katie is a technology enthusiast with world class knowledge of all things involving heat transfer. She possesses a high amount of expertise in the thermal management of high-powered electronics. Prior to IceGiant, Katie worked on thermal solutions for advanced electronic technologies in the defense industry. She earned her B.S., M.S., and PhD in Mechanical Engineering from The University of Texas at Austin.



Nathanael Folds

Technology Specialist

Tech enthusiast for 8 years with five years of mechanical engineering background. Experience in projects ranging from IoT AR experiences, to CAD, to 3D-Printed prototyping, and social media. Also involved with the gaming community for the last 15 years. About 8 years ago, Nathanael built his first gaming PC, and was instantly got hooked into the hobby. He started building PCs for friends, advising others how to, and even started selling them locally. PC gaming is about as bad for Nathanael as being a car guy, always looking for ways to upgrade and make it better, so he started to learn to overclock. His passion for gaming only grows with each year and every amazing new AAA or indie game release, and those new games always require better parts in his PC. Nathanael graduated from Auburn University with a BS in Business Administration, Information Systems Management.

Nathanael Folds is a part-time employee of IceGiant. Nathanael works 20 hours per week at IceGiant.



Joel Trammell

Advisor

Joel Trammell is a serial entrepreneur and lifelong learner about building great organizations. His leadership had led to multiple successful exits and exceptional investor returns over his 30-year career. Trammell is the owner of Texas CEO Magazine, which reaches more than 10,000 CEOs across the state. He is a pioneer in the field of CEO education and training.

Trammell served as co-founder and CEO at NetQoS, a software company that optimized the performance of computer networks. Under his tenure, the company generated more than 10 times the return on invested capital. Trammell moved on to co-found another software company, CacheIQ, which delivered a 7X return to investors in 18 months. He also served as a board member and then CEO of the network services provider Black Box Corporation (NASDAQ:BBOX). He is also the co-founder and managing partner of Lone Rock Technology, a private equity firm.

Trammell holds a bachelor's degree in electrical engineering from Louisiana Tech University and is a former instructor at the US Navy's Nuclear Power School. He currently lives in Austin, Texas, with his wife and their three children. In his free time, you might find him on his tennis court.

Joel Trammell is a part-time employee of IceGiant. Joel works 1 hours per week at IceGiant.



Gary Forni

Advisor

Leveraging over 25 years experience launching new technologies and new business models, Gary Forni's focus is on mentoring, investing in, and growing startups in the Central Texas area. As an active member of the Central Texas Angel Network his focus is disruptive technology. As a member of the business community he works with accelerators to maximize the success of entrepreneurs including Techstars, the Austin Technology Incubator, and as a founding investor and mentor in the consumer goods centric SKU accelerator. Previous roles include running the Embedded Business Unit at Marvell Semiconductor and extensive time at Intel where he was the Worldwide Director of Marketing focused on strategic partnerships in the mobile space. At Intel he was a force in starting four new businesses, including both the flash memory business, which exited for $1.2B, and the XScale cellular business, which exited for $600M. At the industry level, Mr. Forni has published over twenty articles and papers, chaired standardization committees, and co-authored a book on flash memory technology. Mr. Forni holds both a Bachelor of Science degree in Electrical and Computer Engineering and a M.B.A. Today, he volunteers a significant amount of time focusing on both STEM and innovation education in Central Texas through roles on the E3 Alliance Board and as an Entrepreneur-in-Residence/Mentor at the University of Texas, and Techstars.

Gary Forni is a part-time employee of IceGiant. Gary works 1 hour per week at IceGiant.



James Prior

Marketing Advisor

James advises on marketing for IceGiant. He is an experienced technology professional with a diverse background, from technology journalist to product management and marketing at leading semiconductor companies. At AMD, James was head of the Client Computing group's desktop enthusiast product management team responsible for defining and launching the AMD Ryzen, and Ryzen Threadripper, desktop processors, and the AMD Wraith line of coolers. James holds a BSc in Electrical and Electronic Engineering from the University of Portsmouth, UK, and lives near Austin, TX.

James Prior is a part-time employee of IceGiant. James works 1 hour per week at IceGiant.



Dave Rosen

Advisor

Dave Rosen is the CEO of Wimo Games, Inc., an Austin, Texas based developer and publisher of mobile videogames founded in February, 2021. David brings a deep perspective on the gaming industry with more than 20 years of experience in marketing and executive leadership. From working with teams focused on disk-based HD console and PC titles to guiding developers through evolutionary platforms like eCommerce, digital media and live-service games, David specializes in building cohesive teams across corporate strategy, marketing and product development.

David previously held roles with KingsIsle Entertainment, GREE International Entertainment, Electronic Arts, VG Holding Corp. and Bleacher Report/Turner Broadcasting, working with franchises including Wizard101, The Godfather, NBA Live, Burnout, Medal of Honor, Knights & Dragons, DragonSoul and has been part of multiple corporate acquisitions. David holds a BA in Political Science from American University and an MBA from the Warsaw Sports Marketing Center at the University of Oregon.

Offering Summary

Company	J R Thermal, LLC
Corporate Address	8903 Butler Circle, Austin, TX 78737
Offering Minimum	$9,999.60
Offering Maximum	$1,069,998.15
Minimum Investment Amount (per investor)	$249.60

Terms

Offering Type : Equity

Security Name : Class CF Units

Minimum Number of Units Offered : 5,128

Maximum Number of Units Offered : 548,717

Price per Unit : $1.95

Pre-Money Valuation : $19,998,874.40

**Maximum Number of Units Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Bird

Invest within the first 72 hours and receive bonus Class CF Units equal to 25% of the Class CF Units purchased.

Super Early Bird

Invest within the first week and receive bonus Class CF Units equal to 20% of the Class CF Units purchased.

Early Bird

Invest within the first two weeks and receive bonus Class CF Units equal to 15% of the Class CF Units purchased.

Bird Bonus

Invest within the first month and receive bonus Class CF Units equal to 10% of the Class CF Units purchased.

Amount-Based:

Tier 1 | $500+

Invest $500+ and receive an exclusive IceGiant t-shirt and cap.

Tier 2 | $1,000+

Invest $1000+ and receive bonus Class CF Units equal to 7% of the Class CF Units purchased. + an exclusive IceGiant t-shirt and cap.

Tier 3 | $2,500+

Invest $2500+ and receive bonus Class CF Units equal to 10% of the Class CF Units purchased. + an exclusive IceGiant t-shirt, cap, and zip hoodie.

Tier 4 | $5,000+

Invest $5000+ and receive bonus Class CF Units equal to 12% of the Class CF Units purchased. + an exclusive IceGiant t-shirt, cap, zip hoodie, and IceGiant glass.

Tier 5 | $10,000+

Invest $10,000+ and receive bonus Class CF Units equal to 15% of the Class CF Units purchased. + an exclusive IceGiant t-shirt, cap, IceGiant glass, and zip hoodie.

Tier 6 | $20,000+

Invest $20,000+ and receive bonus Class CF Units equal to 17% of the Class CF Units purchased. + an exclusive IceGiant t-shirt, cap, IceGiant glass, and zip hoodie.

Tier 7 | $50,000+

Invest $50,000+ and receive bonus Class CF Units equal to 25% of the Class CF Units purchased. + an exclusive IceGiant t-shirt, cap, IceGiant glass, and zip hoodie.

Tier 8 | $100,000+

Invest $100,000+ and receive bonus Class CF Units equal to 30% of the Class CF Units purchased. + an exclusive IceGiant t-shirt, cap, IceGiant glass, and zip hoodie.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

J R Thermal, LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 Class CF units at $1.95 / share, you will receive 110 Class CF units, meaning you'll own 110 Class CF units for $195. Fractional units will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Inter company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Today's powerful computers let us create, play, and innovate faster than ever. But the price we pay for speed is overheating.

Most chipmakers have been in an arms race for years trying to make the fastest CPU. And these faster, more powerful CPUs are now generating so much heat...that cooling technologies have fallen way behind!

Today, high-performance processors must actually be downgraded well below their max speeds-simply to keep them from burning out.

Which is like having a brand-new sports car... that is always stuck in bumper-to-bumper traffic.

This leads to frustration, lost productivity, and ultimately, defeat.

With existing cooling solutions reaching their physical cooling limit are hampered by low reliability and deteriorating performance, we believe next-level cooling is needed...which is why IceGiant invented and patented ProSiphon Technology and launched its first product, the ProSiphon Elite.

ProSiphon technology relies on two-phase heat transfer of a dielectric refrigerant to quickly remove massive amounts of heat away from the CPU. We use gravity to return condensed liquid back to the evaporator, which means, no pump or internal moving parts are needed.

We believe IceGiant's technology is defined by its superior performance and extreme reliability.

With a long, maintenance-free life and no drop in performance...we believe using ProSiphon technology means you can spend less time lagging, and more time fragging!

Today, we're offering you the opportunity to invest in a cooler future. We plan to scale our current products, grow globally, and expand into new markets.

IceGiant's technology and its manufacturability are already proven, and we feel that we are ahead of other startups that are just trying to get an idea off the ground.

We've already established partnerships with large retailers like Micro Center in the US and Caseking in Europe, as well as with the world's largest electronics distributor, Tech Data Synnex.

We believe the PC market is growing like crazy with the exploding popularity of gaming and streaming, on top of the growing need for prosumer and professional workstations.

And this thermal problem isn't just happening in the PC space. Most high-performance electronics are advancing beyond the limits of current cooling technology. We see an opportunity to introduce our technology into data centers, gaming consoles, solar inverters, electric vehicles, and beyond.

We believe all of our efforts have primed IceGiant for growth and expansion. With our strong momentum and more innovative products on the horizon, our cooling technology is heating up!

The opportunity is in front of you.

Are you ready?

IceGiant.

Embrace a cooler future.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Third Amended and Restated Company Agreement

of

J R THERMAL, LLC

A Texas Limited Liability Company

As of May 26, 2022

THE MEMBERSHIP INTERESTS (AS DEFINED HEREIN) GOVERNED BY THIS THIRD AMENDED AND RESTATED COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH MEMBERSHIP INTERESTS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER SUBSTANTIAL RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN AND IN THE OTHER INVESTMENT DOCUMENTS (AS DEFINED HEREIN).

TABLE OF CONTENTS

<u>SCHEDULES:</u>

<u>EXHIBITS</u>:

THIRD AMENDED AND RESTATED COMPANY AGREEMENT
OF
J R THERMAL, LLC

A Texas Limited Liability Company

This **THIRD AMENDED AND RESTATED COMPANY AGREEMENT** (the "***Agreement***") of J R THERMAL, LLC, a Texas limited liability company (the "***Company***"), dated as of May 26, 2022 (the "***Effective Date***"), is adopted, executed and agreed to, for good and valuable consideration, by the Company and each of the Members (as defined herein) who has executed and delivered this Agreement as of the Effective Date.

WHEREAS, the Company was formed by the filing of a Certificate of Formation (the "***Certificate***") in the Office of the Secretary of State of Texas on September 27, 2013, and Jeremy Rice, the initial Member of the Company (the "***Initial Member***"), entered into that certain Company Agreement dated effective as of such date (the "***Original Agreement***");

WHEREAS, the Company and the Initial Member entered into that certain Amended and Restated Company Agreement of the Company dated May 13, 2014 (the "***First A&R Agreement***"), which replaced the Original Agreement in its entirety, in order to (a) provide for the creation of two classes of units representing the membership interests in the Company, (b) authorize the issuance of Class A Units to the Initial Member to evidence his continuing membership interest in the Company, (c) authorize the issuance of Class A Units to Oscar Martinez pursuant to a Restricted Unit Agreement to be entered into with the Company, (d) authorize the issuance of Class B Units to certain other key service providers to the Company, which Units were structured as Profits Interests and issued pursuant to a Restricted Unit Agreement substantially in the form attached hereto as Exhibit A (the "***Restricted Unit Agreement***"), and (e) provide for certain other matters, all as permitted under the Act (as defined below); and

WHEREAS, the Company and the then-current Members entered into that certain Second Amended and Restated Company Agreement of the Company dated February 1, 2019 (the "***Prior Agreement***"), which replaced the First A&R Agreement in its entirety, in order to (a) provide for the creation of one new class of Units, comprised of Class A-1 Units (as defined below) in order to issue such Class A-1 Units to investors for equity financing purposes, and (b) provide for certain other matters, all as permitted under the Act; and

WHEREAS, the current Members now desire to enter into this Agreement, which shall replace the Prior Agreement in its entirety, in order to (a) provide for the creation of one new class of Units, comprised of Class CF Units (as defined below) in order to issue such Class CF Units to investors in a crowd-funding offering to raise additional working capital for the Company (the "***Proposed Financing***"), (b) increase the number of Class A Units authorized for issuance from 8,000,000 Class A Units to 8,097,287 Class A Units, (c) reserve 97,287 Class A Units for issuance pursuant to that certain Unit Warrant dated as of December 9, 2019 issued by the Company to Capital Factory Partners 2019, L.P., (d) increase the number of Class B Units authorized for issuance from 250,000 Class B Units to 850,000 Class B Units, (e) reserve the additional 600,000 Class B Units for issuance to certain key service providers to the Company pursuant to Restricted Unit Agreements and (f) provide for certain other matters, all as permitted under the Act.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Members hereby amend and restate the Prior Agreement in its entirety, and the Members and the Company hereby agree as follows:

1.

DEFINITIONS AND CONSTRUCTION

1.1. ***Definitions.***

(a) In addition to terms defined in the body of this Agreement, capitalized terms used herein shall have the following meanings:

"***Act***" means the Texas Business Organizations Code, as amended from time to time, and any predecessor or successor to same.

"***Adjusted Capital Account***" means the Capital Account maintained for each Member, (a) increased by any amounts that such Member is obligated to restore (or is treated as obligated to restore under Treasury Regulation Sections 1.704-1(b)(2)(ii)(*c*), 1.704-2(g)(1) and 1.704-2(i)(5)), and (b) decreased by any amounts described in Treasury Regulation Section 1.704-1(b)(2)(ii)(*d*)(4), (5) or (6) with respect to such Member.

"***Adverse Person***" means any Person whom the Managing Member reasonably determines is a direct competitor or a potential direct competitor of the Company or any of its Subsidiaries.

"***Affiliate***" of a Person means any Person Controlling, Controlled by, or Under Common Control with such Person.

"***Allocation Period***" means a period commencing on the first day of each Fiscal Year and on any day in which an adjustment to the Book Value of the Company's assets pursuant to clause (ii) of the definition of Book Value occurs and the prior Allocation Period shall terminate on the day immediately preceding the day of commencement of a new Allocation Period.

"***Available Cash***" means all revenues and other cash or cash equivalent amounts collected or received by the Company from any and all sources, less the sum of the following, to the extent paid or set aside by the Company: (i) any outstanding indebtedness of the Company, including any advance made by any Member in accordance with Section 4.3; (ii) all cash expenditures incurred in the operation of the Company's business; and (iii) such other Reserves as the Managing Member reasonably deems necessary for the proper operation of the Company's business.

"***Bona Fide Offer***" means a written offer or definitive purchase agreement to purchase Units from a Member, which offer or definitive agreement is binding on the transferring Member and is not subject to any conditions to closing relating to financing or due diligence.

"***Book Liability Value***" means with respect to any liability of the Company described in Treasury Regulation Section 1.752-7(b)(3)(i), the amount of cash that a willing assignor would pay to a willing assignee to assume such liability in an arm's-length transaction. The Book Liability Value of each liability of the Company described in Treasury Regulation Section 1.752-7(b)(3)(i) shall be adjusted at such times as provided in this Agreement for an adjustment to Book Values.

"***Book Value***" means, with respect to any property of the Company, such property's adjusted basis for Federal income tax purposes, except as follows:

(i) The initial Book Value of any property contributed by a Member to the Company shall be the Fair Market Value of such property as of the date of such contribution;

(ii) The Book Values of all properties shall be adjusted to equal their respective Fair Market Values in connection with (A) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a *de minimis* Capital Contribution to the Company or as consideration for the performance of services to or for the benefit of the Company, (B) the distribution by the Company to a Member of more than a *de minimis* amount of property as consideration for an interest in the Company, (C) the liquidation of the Company within the meaning of Treasury Regulation Section 1.7041(b)(2)(ii)(*g*)(1) (other than pursuant to Section 708(b)(1)(B) of the Code, or (D) any other event to the extent determined by the Managing Member to be necessary to properly reflect Book Values in accordance with the standards set forth in Treasury Regulation Section 1.704-1(b)(2)(iv)(q);

(iii) The Book Value of property distributed to a Member shall be the Fair Market Value of such property as of the date of such distribution;

(iv) The Book Value of all property shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such property pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulation Section 1.7041(b)(2)(iv)(*m*) and clause (vii) of the definition of Profits and Losses or Section 5.4(h); provided, however, Book Value shall not be adjusted pursuant to this clause (iv) to the extent the Managing Member reasonably determines that an adjustment pursuant to clause (ii) hereof is necessary or appropriate in connection with the transaction that would otherwise result in an adjustment pursuant to this clause (iv); and

If the Book Value of property has been determined or adjusted pursuant to clause (i), (ii), or (iv) hereof, such Book Value shall thereafter be adjusted by the Depreciation taken into account with respect to such property for purposes of computing Profits and Losses and other items allocated pursuant to Section 5.3, Section 5.4 and Section 5.5.

"***Business Day***" means any day other than a Saturday, a Sunday, or a holiday on which national banking associations in Austin, Texas are authorized by Law to close.

"***Capital Account***" means the Capital Account established and maintained for each Member pursuant to Section 4.4.

"***Capital Contribution***" means with respect to any Member, the amount of money and the initial Book Value of any property (other than money) contributed to the Company by the Member. Any reference in this Agreement to the Capital Contribution of a Member shall include any Capital Contribution of its predecessors in interest.

"***Class A-1 Preference Amount***" means, with respect to each Class A-1 Unit, the aggregate amount of Capital Contributions made with respect to such Class A-1 Unit by the Member holding such Class A-1 Unit, multiplied by two (2).

"***Class CF Preference Amount***" means, with respect to each Class CF Unit, the aggregate amount of Capital Contributions made with respect to such Class CF Unit by the Member holding such Class CF Unit, multiplied by two (2).

"***Code***" means the United States Internal Revenue Code of 1986, as amended from time to time. All references herein to Sections of the Code shall include any corresponding provision or provisions of succeeding Law.

"***Control,***" including the correlative terms "***Controlling***", "***Controlled by***" and "***Under Common Control with***" means possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or any partnership or other ownership interest, by contract or otherwise) of a Person. For the purposes of the preceding sentence, control shall be deemed to exist when a Person possesses, directly or indirectly, through one or more intermediaries (a) the right to elect or cause the election of a majority or more of the members of the Managing Member of directors, Managing Member of managers or similar governing Managing Member of such Person; (b) in the case of a corporation, more than 50% of the outstanding voting securities thereof; (c) in the case of a limited liability company, partnership, limited partnership or venture, the right to more than 50% of the distributions therefrom (including liquidating distributions); or (d) in the case of any other Person, more than 50% of the economic or beneficial interest therein.

"***Cumulative Operating Tax Liability***" means, with respect to any Member for any fiscal year, the product of (a) the Federal taxable income (other than taxable income incurred in connection with a Sale Transaction or a liquidation of the Company) allocated by the Company to such Member in such fiscal year and all prior fiscal years less the Federal taxable loss allocated by the Company to such Member in such fiscal year and all prior fiscal years, multiplied by (b) the highest applicable Federal income tax rate applicable to individuals (as adjusted for any phase out of such rate) with respect to the character of Federal taxable income or loss allocated by the Company to such Member (*e.g.*, capital gains or losses, dividends, ordinary income, etc.).

"***Curative Allocations***" means the allocations pursuant to Section 5.5 of this Agreement.

"***Depreciation***" means, for each Allocation Period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for Federal income tax purposes with respect to property for such Allocation Period, except that (i) with respect to any property the Book Value of which differs from its adjusted tax basis for Federal income tax purposes and which difference is being eliminated by use of the "remedial method" pursuant to Treasury Regulation Section 1.704-3(d), Depreciation for such Allocation Period shall be the amount of book basis recovered for such Allocation Period under the rules prescribed by Treasury Regulation Section 1.704-3(d)(2), and (ii) with respect to any other property the Book Value of which differs from its adjusted tax basis at the beginning of such Allocation Period, Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the Federal income tax depreciation, amortization, or other cost recovery deduction for such Allocation Period bears to such beginning adjusted tax basis; provided, however, that if the adjusted tax basis of any property at the beginning of such Allocation Period is zero dollars ($0.00), Depreciation with respect to such property shall be determined with reference to such beginning value using any reasonable method selected by the Managing Member.

"***Economic Risk of Loss***" has the meaning set forth in Treasury Regulation Section 1.752-2(a).

"***Entity***" means any Person other than a natural person.

"***Exchange Act***" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the SEC thereunder.

"***Fair Market Value***" means with respect to any Units or assets of the Company, the fair market value of such property determined by the Managing Member; provided, however, that at the request of any other Member, the valuation of such Units shall instead be determined by an Independent Third Party appraiser designated by the Managing Member, with the costs of such valuation to be paid by the Company or, if performed at the request of any other Member, the costs of such valuation to be paid by such other Member unless such valuation is 5% or greater than the Managing Member's initial determination as provided above.

"***GAAP***" means United States generally accepted accounting principles and policies as in effect from time to time.

"***Independent Third Party***" means any Person who, immediately prior to the contemplated transaction, (i) is not a Member or Officer of the Company, (ii) is not an Affiliate or family member of any Member or Officer of the Company, (iii) is not otherwise affiliated with the Company or any Member or Officer of the Company or any of their respective Affiliates.

"***Initial Public Offering***" means the initial sale of equity securities of the Company or any Subsidiary pursuant to an effective registration statement under the Securities Act (other than a registration statement on Form S-8, Form S-4 or any successor forms).

"***Internal Restructure***" means, with respect to the Company, any re-formation, conversion, transfer of assets, Transfer by Members of their Units, merger, incorporation, liquidation or other transaction undertaken in a manner that results in the Members or their Affiliates continuing to have substantially the same direct or indirect ownership of equity interests in, and preserves the relative economic interests of the Members or their Affiliates in, the Company or any entity (including an entity organized under the Laws of a foreign jurisdiction) that succeeds to the Company in such transaction and that owns all of the Company's assets in place prior to the Internal Restructure and does not cause adverse tax consequences to any Member.

"***Investment Documents***" means this Agreement and any other document, instrument, certificate or agreement executed and delivered by a Member in connection with being admitted to the Company as a Member, including any Subscription Agreement, Adoption Agreement or Restricted Unit Agreement, as applicable.

"***Involuntary Transfer***" means a Transfer resulting from the death of a Person or another involuntary Transfer occurring by operation of law (including in connection with a divorce or bankruptcy proceeding).

"***Law***" means any applicable constitutional provision, statute, act, code (including the Code), law, regulation, rule, ordinance, order, decree, ruling, proclamation, resolution, judgment, decision, declaration, or interpretative or advisory opinion or letter of a governmental authority.

"***Majority in Interest***" means the approval by the Members holding more than fifty percent (50%) of the issued and outstanding Preferred Units.

"***Managing Member***" means the Initial Member or his successors and assigns.

"***Member***" means any Person executing this Agreement as of the Effective Date as a Member or that is hereafter admitted to the Company as a Member as provided in this Agreement, but such term does not include any Person who has ceased to be a Member in the Company as provided in this Agreement.

"***Member Nonrecourse Debt***" has the meaning assigned to the term "partner nonrecourse debt" in Treasury Regulation Section 1.704-2(b)(4).

"***Member Nonrecourse Debt Minimum Gain***" has the meaning assigned to the term "partner nonrecourse debt minimum gain" set forth in Treasury Regulation Section 1.704-2(i)(2).

"***Member Nonrecourse Deduction***" has the meaning assigned to the term "partner nonrecourse deduction" in Treasury Regulation Section 1.704-2(i)(1).

"***Membership Interest***" means the interest of a Member, in its capacity as such, in the Company, including rights to distributions (liquidating or otherwise), allocations, information, all other rights, benefits and privileges enjoyed by that Member (under the Act, the Certificate, this Agreement or otherwise) in its capacity as a Member and otherwise to participate in the management of the Company; and all obligations, duties and liabilities imposed on that Member (under the Act, the Certificate, this Agreement, or otherwise) in its capacity as a Member, which Membership Interest shall be evidenced in the form of Units held by such Member.

"***Minimum Gain***" has the meaning assigned to that term in Treasury Regulation Section 1.704-2(d).

"***Nonrecourse Deduction***" has the meaning assigned to that term in Treasury Regulation Section 1.704-2(b)(1).

"***Permitted Transfer***" means (1) any Involuntary Transfer, and (2) any Transfer to (a) any spouse, parent, sibling, child or grandchild of such Member, (b) any trust, limited liability company, limited partnership or other entity having as its sole beneficiaries or owners such Member, any Persons described in clause (a) above or any combination of the foregoing, (c) the Company or any Subsidiary, (d) any partner, shareholder, member or beneficial owner of such Member, in each case, so long as such transferee is not an Adverse Person, (e) any Person designated by the Managing Member as a "Permitted Transferee" in such Transfer, or (f) any Transfer (i) pursuant to a pledge, or grant of a security interest to, a bank or other funding source in support of borrowings made by such Member from such Person and/or (ii) pursuant to a pledge, or grant of a security interest, to its trustee in support of such Member's obligations to its trustee; provided, however, that no pledge or grant of a security interest pursuant to clause (i) or (ii) above shall release the transferor Member from any of its obligations hereunder.

"***Person***" means any natural person, limited liability company, corporation, limited partnership, general partnership, joint stock company, joint venture, association, company, trust, bank trust company, land trust, business trust, or other organization, whether or not a legal entity, and any government or agency or political subdivision thereof.

"***Preferred Units***" means the Class A-1 Units and the Class A Units.

"***Prime Rate***" means the prime rate of interest quoted from time to time in The Wall Street Journal.

"***Profits***" or "***Losses***" means, for each Allocation Period, an amount equal to the Company's taxable income or loss for such Allocation Period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments (without duplication):

(i) Any income of the Company that is exempt from Federal income tax and not otherwise taken into account in computing Profits and Losses pursuant to this definition of "Profits" and "Losses" shall be added to such taxable income or loss;

(ii) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant to this definition of "Profits" and "Losses" shall be subtracted from such taxable income or loss;

(iii) In the event the Book Value of any asset is adjusted pursuant to clause (ii) or (iii) of the definition of Book Value, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Book Value of the asset) or an item of loss (if the adjustment decreases the Book Value of the asset) from the disposition of such asset and shall be taken into account for purposes of computing Profits or Losses;

(iv) In the event the Book Liability Value of any liability of the Company described in Treasury Regulation Section 1.752-7(b)(3)(i) is adjusted as required by this Agreement, the amount of such adjustment shall be treated as an item of loss (if the adjustment increases the Book Liability Value of such liability of the Company) or an item of gain (if the adjustment decreases the Book Liability Value of such liability of the Company) and shall be taken into account for purposes of computing Profits or Losses;

(v) Gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for Federal income tax purposes shall be computed by reference to the Book Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(vi) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Allocation Period;

(vii) To the extent an adjustment to the adjusted tax basis of any asset pursuant to Code Section 734(b) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Account balances as a result of a distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or an item of loss (if the adjustment decreases such basis) from the disposition of such asset and shall be taken into account for purposes of computing Profits or Losses; and

(viii) Any items that are allocated pursuant to Section 5.4 or Section 5.5 shall not be taken into account in computing Profits and Losses.

"***Profits Interest***" means an interest in the Company that is classified as a partnership profits interest within the meaning of Revenue Procedures 93-27 and 2001-43 (or the corresponding requirements of any subsequent guidance promulgated by the Internal Revenue Service or other applicable Law).

"***Qualified Investor***" means a Person who is an accredited investor (as defined under Rule 501 of Regulation D of the Securities Act).

"***Regulatory Allocations***" means the allocations pursuant to Section 5.4.

"***Reserves***" means funds set aside or amounts allocated to reserves which shall be maintained in amounts deemed sufficient by the Managing Member for working capital and to pay taxes, insurance, debt service or other costs or expenses incident to the ownership or operation of the Company's business, and to address contingent liabilities of the Company and its Subsidiaries, including contingent liabilities related to a Sale Transaction.

"***Sale Transaction***" means any transaction or series of related transactions (whether such transaction occurs by a sale or exclusive license of assets, sale of Units or other Company interests, merger, conversion, recapitalization or other business combination) that, after giving effect thereto, results in (a) all or substantially all of the assets of the Company being held by or exclusively licensed to an entity that is owned, less than 50%, by the record holders of Units immediately prior to such transaction, (b) the record holders of the Units prior to such transaction having record ownership, directly or indirectly after the consummation of such transaction, of 50% or less (determined by the percentage of liquidating distributions the record holders of Units would receive upon a liquidation of the Company or other surviving entity immediately after consummation of such transaction) of the equity securities of the Company or other surviving company, or (c) the Managing Member not controlling the Company or other surviving entity immediately after consummation of such transaction; provided, however, that the issuance of Additional Units by the Company to one or more Qualified Investors primarily for financing purposes shall not be deemed a Sale Transaction regardless of whether such investors acquire more than 50% of the equity securities of the Company or other surviving company.

"***SEC***" means the Securities and Exchange Commission of the United States.

"***Securities Act***" means the Securities Act of 1933, as amended, and the rules and regulations promulgated by the SEC thereunder.

"***Sharing Ratio***" means, with respect to any Member, the ratio which the number of Units held of record by that Member bears to the aggregate number of Units held of record by all Members.

"***Subscription Agreement***" means a Subscription Agreement or any other agreement in form and substance acceptable to the Managing Member executed by and between the Company and a Member pursuant to which such Member has purchased Class CF Units, Class A-1 Units or Class A Units from the Company.

"***Subsidiary***" means (a) any corporation or other Entity (including a limited liability company) a majority of the membership interests of which having ordinary voting power to elect a majority of the managers or directors or other Persons performing similar functions is at the time owned, directly or indirectly, with power to vote, by the Company or any direct or indirect Subsidiary of the Company or (b) a partnership in which the Company or any direct or indirect Subsidiary is a general partner.

"***Tax Distribution***" means, with respect to any Member for any fiscal year, the excess, if any, of (i) the Cumulative Operating Tax Liability of such Member with respect to such fiscal year, over (ii) the amount of distributions made to such Member pursuant to <u>Section 5.1(a)</u> (to the extent such distributions exceed the amount required to cause such

Member's Unreturned Class CF Preference Amount or Unreturned Class A-1 Preference Amount to be reduced to zero), Section 5.1(c) or Section 5.1(d) during such fiscal year and all prior fiscal years plus the amount of distributions made to such Member pursuant to Section 5.2 with respect to all prior fiscal years.

"***Transfer***," including the correlative terms "***Transferring***" or "***Transferred***", means any direct or indirect transfer, assignment, sale, gift, pledge, hypothecation or other encumbrance, or any other disposition (whether voluntary or involuntary or by operation of law), of Units (or any interest (pecuniary or otherwise) therein or right thereto), including derivative or similar transactions or arrangements whereby a portion or all of the economic interest in, or risk of loss or opportunity for gain with respect to, Units are transferred or shifted to another Person; provided, however, that an exchange, merger, recapitalization, consolidation or reorganization involving an Internal Restructure shall not be deemed a Transfer.

"***Treasury Regulations***" means the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to Sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar, substitute proposed or final Treasury Regulations.

"***Unreturned Class A-1 Preference Amount***" means, with respect to a Member holding Class A-1 Units, the excess, if any, of (i) the aggregate Class A-1 Preference Amount with respect to such Class A-1 Preferred Units over (ii) the aggregate amount of distributions made by the Company to the Member in return thereof pursuant to Section 5.1(a).

"***Unreturned Class A Capital Contribution***" means, with respect to a Member holding Class A Units, the excess, if any, of (i) the aggregate amount of Capital Contributions made by such Member with respect to such Class A Units over (ii) the aggregate amount of distributions made by the Company to the Member in return thereof pursuant to Section 5.1(b).

"***Unreturned Class CF Preference Amount***" means, with respect to a Member holding Class CF Units, the excess, if any, of (i) the aggregate Class CF Preference Amount with respect to such Class CF Units over (ii) the aggregate amount of distributions made by the Company to the Member in return thereof pursuant to Section 5.1(a).

"***Unvested Units***" means Units that have not yet vested according to the vesting provisions of the applicable Restricted Unit Agreement.

"***Vested Units***" means Units that have vested in accordance with the terms of the applicable Restricted Unit Agreement.

"***Withdraw***" means the resignation, withdrawal or retirement of a Member from the Company. Such terms shall not include any Transfer of Units, even though the Member making a Transfer may cease to be a Member as a result of such Transfer.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Additional Units	3.2(b)(iv)
Additional Member	3.1(b)
Adoption Agreement	3.1(b)
Agreement	Preamble
Certificate	Recitals
Managing Member	7.2(a)(i)
Class A-1 Units	3.2(a)
Class A Units	3.2(a)
Class B Units	3.2(a)
Class CF Units	3.2(a)
Company	Preamble
Company Offered Units	3.3(a)
Co-Sale Buyer	6.3(b)
Co-Sale Notice	6.3(c)
Co-Sale Offer	6.3(b)
Co-Sale Offerees	6.3(b)
Co-Sale Units	6.3(a)
Dissolution Event	11.1(a)
Drag-Along Person	6.4(a)
Effective Date	Preamble
Electing Co-Sale Offeree	6.3(c)
Election Period	3.3(b)
First A&R Agreement	Recitals
Fiscal Year	2.9
Former Service Provider	6.5(a)
Incentive Plan	Recitals
Incentive Plan Entity	Recitals
New Rules	10.4
Offered Units	6.5(a)
Officers	7.3
Original Agreement	Recitals
Prior Agreement	Recitals

Proceeding	9.2
Proposed Co-Sale Transfer	6.3(b)
Proposed Financing	Recitals
Proposed Transfer	6.2(b)
Purchase Note	6.5(d)
Purchase Price	6.5(c)
Qualified Member	3.3(a)
Regulatory Requirement	6.7
Related Parties	7.1(b)
Repurchase Notice	6.5(a)
Restricted Unit Agreement	Recitals
ROFR Holder	6.2(b)
ROFR Notice	6.2(b)
ROFR Offer Expiration Date	6.2(c)
ROFR Units	6.2(b)
Sale of the Company Offer	6.4(a)
Members	Recitals
Tax Matters Member	10.5(a)
Third-Party Buyer	6.4(a)
Threshold Value	3.2(b)(iii)
Transferor	6.2(b)
Units	3.2(a)

Construction. Unless the context requires otherwise: (a) the gender (or lack of gender) of all words used in this Agreement includes the masculine, feminine and neuter; (b) references to Articles and Sections refer to articles and sections of this Agreement;(c) references to Exhibits and Schedules are to exhibits and schedules attached to this Agreement, each of which is made a part of this Agreement for all purposes; (d) references to money refer to legal currency of the United States of America; and (e) the word "***including***" means "including without limitation."

2.

ORGANIZATION

Formation; Continuation. The Company was organized as a limited liability company by the filing of the Certificate with the Secretary of State of the State of Texas, in accordance with and pursuant to the Act. The Company is hereby continued as a limited liability company under the Act. The rights and liabilities of the Members will be determined pursuant to the Act, the Certificate and this Agreement. To the extent that there is any conflict or inconsistency between any provision of this Agreement, the Certificate and any non-mandatory provision of the Act, the provisions of this Agreement control and take precedence.

Name. The name of the Company is "J R THERMAL, LLC", and all Company business must be conducted in that name or such other names that comply with Law and as the Managing Member may select.

Registered Office; Registered Agent; Principal Office; Other Offices. The registered office of the Company required by the Act to be maintained in the State of Texas shall be the office of the registered agent named in the Certificate or such other office (which need not be a place of business of the Company) as the Managing Member may designate in the manner provided by Law. The registered agent of the Company in the State of Texas shall be the registered agent named in the Certificate or such other Person or Persons as the Managing Member may designate in the manner provided by Law. The principal office of the Company shall be at 4202 Santiago Street, Suite 12, Austin, Texas 78745, or such other place as the Managing Member may designate, which need not be in the State of Texas. The Company may have such other offices as the Managing Member may designate.

Purposes. The purposes of the Company are to engage in any business or activity for which a limited liability company may be organized in the State of Texas and that is not forbidden by the Law of the jurisdiction in which the Company engages in that business or activity.

Foreign Qualification. Prior to the Company's conducting business in any jurisdiction other than Texas, to the extent that the nature of the business conducted requires the Company to qualify as a foreign limited liability company under the Law of that jurisdiction, the Company shall satisfy all requirements necessary to so qualify. At the request of the Company, each Member shall execute, acknowledge, swear to, and deliver all certificates and other instruments conforming with this Agreement that are necessary or appropriate to qualify, continue, and terminate the Company as a foreign limited liability company in all such jurisdictions in which the Company may conduct business, and each Member hereby grants each Officer of the Company a limited power-of-attorney to execute any such documents on its behalf.

Term. The existence of the Company commenced on the date of the filing of the Certificate, and the Company shall continue until the Certificate of Termination is filed in accordance with ARTICLE 11.

No State Law Partnership. The Members do not intend for the Company to be a partnership (including a limited partnership) or joint venture, and no Member shall be a partner or joint venturer of any other Member by reason of this Agreement or any of the Investment Documents for any purpose other than for United States Federal and state income tax purposes, and this Agreement shall not be interpreted to provide otherwise.

Title to Company Assets; No Member Benefit. Title to the Company's assets, whether real, personal or mixed and whether tangible or intangible, shall be vested in the Company as an entity, and no Member or Officer, individually or collectively, shall have any ownership interest in the Company's assets or any portion thereof. The credit and the assets of the Company shall be used solely for the benefit of the Company and shall not be used to further the personal gain of any Member. No asset of the Company shall be transferred or encumbered for or in payment of any individual obligation of a Member.

Fiscal Year. The fiscal year of the Company (the "***Fiscal Year***") shall end on December 31 of each calendar year unless, for United States Federal income tax purposes, another fiscal year is required. The Company shall have the same Fiscal Year for United States Federal income tax purposes and for accounting purposes.

3.

MEMBERS; UNITS

3.1. ***Members.***

(a) Current Members. The current Members, the names of which and the number of Units held thereby as of the Effective Date are set forth on Schedule 1 attached hereto, were previously admitted to the Company as Members under the Original Agreement or the Prior Agreement, as applicable, and shall continue as Members of the Company.

(b) Additional Members. In addition to the current Members, the following Persons (each an "***Additional Member***") shall be admitted as Members without any further action by the Company or any Member: (i) each investor to whom the Company issues Class CF Units in the Proposed Financing pursuant to a Subscription Agreement; (ii) other key service providers shall be admitted as Members upon the issuance of Class B Units pursuant to a Restricted Unit Agreement, as provided for in Section 3.2(b)(iii); (iii) each Qualified Investor to whom the Company issues Additional Units after the Effective Date, as provided for in Section 3.2(b)(iv), upon such Person's execution and delivery to the Company of an Adoption Agreement, substantially in the form attached hereto as Exhibit B (an "***Adoption Agreement***"), and such other agreements required hereunder or otherwise reasonably specified by the Managing Member and (iv) any Person to whom Units are Transferred by a Member so long as such Transfer is made in compliance with this Agreement and any other agreements applicable to such Units, upon such Person's execution and delivery to the Company of an Adoption Agreement and such other agreements required hereunder or otherwise reasonably specified by the Managing Member. Admission of an Additional Member shall become effective on the date such Person's name is recorded on the books and records of the Company, at which time Schedule 1 shall be updated to include each such Additional Member as a Member.

(c) Cessation of Members. Any Person admitted as a Member pursuant to Section 3.1(b) shall cease to have the rights of a Member under this Agreement at such time that such Person is no longer a record owner of any Units (including as a result of the forfeiture or repurchase of Units pursuant to the terms of the Restricted Unit

Agreement governing such Units), but such Person shall remain bound by Section 8.4 and by the terms of any other applicable agreements with the Company.

3.2. *Units.*

(a) Units; Unit Certificates. The Membership Interests of the Company have been divided into four (4) classes of units, referred to as the "***Class CF Units***", the "***Class A-1 Units***," the "***Class A Units***" and the "***Class B Units***" (together, the "***Units***"). All Units shall be uncertificated Units.

(b) Initial Unit Designations; Initial Issuances.

(i) 1,200,000 Class CF Units are hereby authorized for issuance, all of which are reserved for issuance to investors in connection with the Proposed Financing pursuant to Subscription Agreements. Schedule 1 shall be amended from time to time to reflect the names and addresses of the Members holding the Class CF Units, the aggregate number of Class CF Units held by each such Member, and any Capital Contributions made by each such Member with respect to such Class CF Units after the Effective Date.

(ii) 2,475,000 Class A-1 Units are hereby authorized for issuance, of which 2,135,833 are issued and outstanding as of the Effective Date. Schedule 1 shall be amended from time to time to reflect the names and addresses of the Members holding the Class A-1 Units, the aggregate number of Class A-1 Units held by each such Member, and any Capital Contributions made by each such Member with respect to such Class A-1 Units after the Effective Date.

(iii) 8,097,287 Class A Units are hereby authorized for issuance. On the effective date of the First A&R Agreement, the Company issued 6,400,000 Class A Units to the Initial Member to evidence his continuing Membership Interest in the Company as of such date, and the Company issued 1,600,000 Class A Units to Oscar Martinez pursuant to a Restricted Unit Agreement with Mr. Martinez, as set forth in Schedule 1. The Class A Units issued to Mr. Martinez are subject to vesting and constitute Unvested Units upon issuance until vested in accordance with the vesting provisions set forth in such Restricted Unit Agreement. In the event of forfeiture or repurchase by the Company of any Class A Units pursuant to such Restricted Unit Agreement, such Class A Units shall be available for reissuance by the Company pursuant to this Section 3.2(b)(iii). 97,287 Class A Units are hereby reserved for issuance pursuant to that certain Unit Warrant dated as of December 9, 2019 issued by the Company to Capital Factory Partners 2019, L.P. Schedule 1 shall be amended from time to time to reflect the names and addresses of the Members holding the Class A Units, the aggregate number of Class A Units held by each such Member, and any

Capital Contributions made by each such Member with respect to such Class A Units after the Effective Date.

(iv) 850,000 Class B Units are hereby authorized for issuance, of which 120,000 Class B Units are issued and outstanding, 64,000 Class B Units are reserved for issuance pursuant to an outstanding Warrant issued to the Entrepreneurs Foundation of Central Texas, and 666,000 Class B Units are reserved for issuance to other key management, employees and consultants of the Company to provide incentives to achieve the Company's operating and financial objectives. The Class B Units will be structured as Profits Interests and issued for no consideration. With respect to each issuance of Class B Units, the Managing Member shall designate a "***Threshold Value***" applicable to such Units to the extent necessary to cause such Units to constitute a Profits Interest, but not be less than zero, and the Capital Account associated with such Units at the time of issuance shall be equal to zero dollars ($0.00). The Threshold Value shall equal the amount that would, in the reasonable determination of the Managing Member, be distributed pursuant to Section 5.1(c) and Section 5.1(d) with respect to the then-outstanding Units if, immediately prior to the issuance of such additional Units, all then-outstanding Units were fully vested, the assets of the Company were sold for their Fair Market Values and the proceeds (net of any liabilities of the Company) were distributed pursuant to Section 5.1. The Class B Units shall be subject to vesting and constitute Unvested Units upon issuance until vested in accordance with the vesting provisions to be set forth in the applicable Restricted Unit Agreement. In the event of forfeiture or repurchase by the Company of any Class B Units pursuant to a Restricted Unit Agreement, such Class B Units shall be available for reissuance by the Company pursuant to this Section 3.2(b)(iv). Schedule 1 shall be amended from time to time to reflect the names and addresses of the Members holding Class B Units and the aggregate number of Class B Units held by each such Member.

(v) In addition to the Units described above, additional Units (including additional Class CF Units, Class A-1 Units, Class A Units and Class B Units) may be authorized for issuance from time to time by the Company ("***Additional Units***"), upon approval of the Managing Member and the Members holding a Majority in Interest, in which event this Agreement shall be amended to include the terms of such Additional Units and the terms and conditions for admission of additional Members to the Company.

(c) Voting Rights. The Preferred Units shall vote together as a single class on all matters. Holders of Preferred Units shall have one vote per Preferred Unit held of record thereby. The holders of Class CF Units and the holders of Class B Units shall not be entitled to vote such Units on any matter except as otherwise provided in this Agreement or the Act.

3.3. *Preemptive Rights.*

(a) If the Company proposes to issue any Additional Units for cash or in connection with any other transaction to be entered into by the Company primarily for financing purposes (the "***Company Offered Units***"), each holder of Preferred Units that certifies to the Company's satisfaction that it is at such time an Qualified Investor (each, a "***Qualified Member***"), shall have the right to purchase its pro rata share (determined based upon the Sharing Ratios of the Qualified Members) of the Company Offered Units as provided below in Section 3.3(b).

(b) The Company shall give each Qualified Member at least 30 days' prior notice of any proposed issuance of Company Offered Units, which notice shall set forth in reasonable detail the proposed terms and conditions thereof, and shall offer to each Qualified Member the opportunity to purchase its pro rata share (determined based upon the Sharing Ratios of the Qualified Members as of the date of such notice) of the Company Offered Units at the same price, on the same terms and conditions and at the same time as the Company Offered Units are proposed to be issued by the Company. If any Qualified Member wishes to exercise its preemptive rights, it must do so by delivering written notice to the Company within 20 days of receipt of the Company notice (the "***Election Period***"). Each Qualified Member's notice shall state the number of Company Offered Units such Qualified Member would like to purchase up to a maximum amount equal to such Qualified Member's pro rata share (determined based upon such Member's Sharing Ratio) of the Company Offered Units. To the extent any holder of Class A Units does not elect to purchase its full pro rata share of such Company Offered Units or fails to deliver a notice within the applicable period, the Company shall provide a further written notice to each Qualified Member that has elected to purchase its full pro rata share, and each such Qualified Member shall be entitled, by delivering written notice to the Company within five days following such further notice from the Company, to elect to purchase up to all of the remaining Company Offered Units. If there is an oversubscription, the oversubscribed amount shall be allocated among the Qualified Members fully exercising their rights to purchase such remaining Company Offered Units pro rata based on their Sharing Ratios.

(c) The Company shall issue and sell the Company Offered Units subscribed for by the Qualified Members pursuant to Section 3.3(b) to such Qualified Members and shall have the right to issue and sell the portion of the Company Offered Units not subscribed for by the Qualified Members to any other Qualified Investors at any time during the 90 days following the termination of the Election Period.

(d) The rights granted in this Section 3.3 shall terminate upon the consummation of an Initial Public Offering or a Sale Transaction.

No Other Persons Deemed Members. Unless admitted to the Company as a Member as provided in this Agreement, no Person (including an assignee of rights with respect to Units or a transferee of Units, whether voluntary, by operation of law or otherwise) shall be, or shall be considered, a Member. The Company may elect to deal only with Persons so admitted as Members (including their duly authorized representatives). Any distribution by the Company to the Person shown on the Company's records as a Member or to its legal representatives shall relieve the Company of all liability to any other Person who may have an interest in such distribution by reason of any Transfer by the Member or for any other reason.

No Withdrawal. A Member may not take any action to Withdraw as a Member voluntarily, and a Member may not be removed involuntarily, prior to the dissolution and winding up of the Company, other than as a result of a permitted Transfer of all of such Member's Units in accordance with ARTICLE 6 and each of the transferees of such Units being admitted as a Member.

No Liability of Members. Except as otherwise provided in any non-waivable provision of the Act, the debts, liabilities, contracts and other obligations of the Company (whether arising in contract, tort or otherwise) shall be solely the debts, liabilities, contracts and other obligations of the Company, and no Member in its capacity as such shall be liable personally (i) for any debts, liabilities, contracts or any other obligations of the Company, except to the extent and under the circumstances set forth in any non-waivable provision of the Act or in any separate written instrument signed by the applicable Member, or (ii) for any debts, liabilities, contracts or other obligations of any other Member. No Member shall have any responsibility to contribute to or in respect of the liabilities or obligations of the Company or to return distributions made by the Company, except as expressly provided herein or required by any non-waivable provision of the Act.

4.

CAPITAL CONTRIBUTIONS

Capital Contributions. As of the Effective Date, each Member has made the Capital Contributions set forth on Schedule 1. No Member has any obligation to make any additional Capital Contribution to the Company.

Return of Capital Contributions. Except as provided in ARTICLE 5, a Member is not entitled to the return of any part of its Capital Contributions prior to the Dissolution of the Company or to be paid interest in respect of either its Capital Account or its Capital Contributions at any time. An unrepaid Capital Contribution is not a liability of the Company or of any Member. A Member is not required to contribute or to lend any cash or property to the Company to enable the Company to return any Member's Capital Contributions.

Advances by Members. Any Member holding Preferred Units may, with the consent of the Managing Member, advance (as a loan and not as a Capital Contribution) monies to or on behalf of the Company or provide guarantees of indebtedness or other credit enhancements to the Company or its Subsidiaries, in each case on such terms as the Managing Member and such Member mutually agree. In the event that a Member makes any payment with respect to any such guarantee or other credit enhancement, such payment shall be deemed to be an advance (as a loan and not as a Capital Contribution) of monies to or on behalf of the Company under this Agreement.

Capital Accounts. A separate Capital Account will be maintained for each Member. Each Member's Capital Account will be increased by: (i) the amount of money contributed by such Member to the Company; (ii) the Fair Market Value of property contributed by such Member to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Section 752 of the Code); (iii) allocations to such Member of Profits and other items of income and gain pursuant to Section 5.3, Section 5.4, and Section 5.5; and (iv) any other increases allowed or required by Treasury Regulation Section 1.704-1(b)(2)(iv). Each Member's Capital Account will be decreased by: (i) the amount of money distributed to such Member by the Company; (ii) the Fair Market Value of property distributed to such Member by the Company (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Section 752 of the Code); (iii) allocations to such Member of Losses and other items of deduction and loss pursuant to Section 5.3, Section 5.4, and Section 5.5; and (iv) any other decreases allowed or required by Treasury Regulation Section 1.704-1(b)(2)(iv).

(a) In the event of a permitted sale or exchange of a Membership Interest the Capital Account of the transferor shall become the Capital Account of the transferee to the extent it relates to the transferred Membership Interest in accordance with Section 1.704-1(b)(2)(iv)(l) of the Treasury Regulations.

(b) The manner in which Capital Accounts are to be maintained pursuant to this Section 4.4 is intended to comply with the requirements of Code Section 704(b) and the Treasury Regulations promulgated thereunder. If the Managing Member determines that the manner in which Capital Accounts are to be maintained pursuant to the preceding provisions of this Section 4.4 should be modified in order to comply with Code Section 704(b) and the Treasury Regulations, then notwithstanding anything to the contrary contained in the preceding provisions of this Section 4.4, the method in which Capital Accounts are maintained shall be so modified; provided, however, that any change in the manner of maintaining Capital Accounts shall not materially alter the economic agreement between or among the Members as set forth in this Agreement.

5.

DISTRIBUTIONS; ALLOCATIONS

Regular Distributions. Available Cash and other property (including, without limitation, as a result of a Sale Transaction, a recapitalization or a liquidation of the Company) shall be distributed to the Members solely at such times and in such amounts as the Managing Member shall determine. The cumulative amount of Available Cash and, if applicable, other property declared by the Managing Member to be available for distribution under this Section 5.1

(including, without limitation, as a result of a Sale Transaction or a liquidation of the Company) shall be distributed to the Members in accordance with the following order of priority:

(a) First, to the Members holding Class CF Units and Class A-1 Units pro rata in proportion to such Members' respective (i) Unreturned Class CF Preference Amounts with respect to such Class CF Units and (ii) Unreturned Class A-1 Preference Amounts with respect to such Class A-1 Units until each such Member has been distributed an aggregate amount pursuant to this Section 5.1(a) sufficient to cause such Member's (x) Unreturned Class CF Preference Amount with respect to such Class CF Units to be reduced to zero dollars ($0.00) and/or (y) Unreturned Class A-1 Preference Amount with respect to such Class A-1 Units to be reduced to zero dollars ($0.00).

(b) Second, to the Members holding Class A Units pro rata in proportion to such Members' respective Unreturned Class A Capital Contributions with respect to such Class A Units until each such Member has been distributed an aggregate amount pursuant to this Section 5.1(b) sufficient to cause such Member's Unreturned Class A Capital Contribution with respect to such Class A Units to be reduced to zero dollars ($0.00).

(c) Third, to the Members holding Class A Units and the Members holding Class B Units pro rata in proportion to their respective Sharing Ratios until each such Member has received its Sharing Ratio of the aggregate amount distributed pursuant to Section 5.1(a), Section 5.1(b), and this Section 5.1(c).

(d) Thereafter, to the Members pro rata in proportion to their respective Sharing Ratios.

(e) Notwithstanding the foregoing provisions of this Section 5.1, any Class B Units issued with a Threshold Value greater than zero dollars ($0.00) shall be disregarded and treated as authorized but unissued Class B Units for purposes of the definition of Sharing Ratio as used in Sections 5.1(c) and (d) (and, thus, the Member holding such Units will not be entitled to receive distributions pursuant to Sections 5.1(c) and (d) and distributions otherwise made to such series shall instead be made to the holders of the other Units entitled to participate in such distribution) until the Company has made aggregate distributions under Sections 5.1(c) and (d) equal to the Threshold Value.

(f) Notwithstanding the foregoing provisions of this Section 5.1, the Company shall retain any distribution (other than tax distributions under Section 5.2) otherwise payable with respect to any Unvested Units in accordance with the terms of the Restricted Unit Agreement governing such Units. In the event of forfeiture of Unvested Units pursuant to the terms of the Restricted Unit Agreement governing such Units, such retained distributions shall be distributed to the holders of other outstanding Units in accordance with this Section 5.1, subject to Section 5.1(e) or future application of this Section 5.1(f). In the event and to the extent Unvested Units with respect to which distributions have been retained pursuant to this Section 5.1(f) become Vested Units, the Members holding such Vested Units will, subject to Section 5.9, receive the distributions retained pursuant to this Section 5.1(f) related to the number of Unvested Units that have become Vested Units.

Tax Distributions. Notwithstanding anything to the contrary in Section 5.1, the Company shall, subject to having sufficient Available Cash, make distributions to each Member to the extent of the required Tax Distribution, if any, of such Member for such fiscal year. If the Managing Member so determines, the Company may make distributions on a quarterly basis based upon estimates of the required Tax Distribution in a manner sufficient to permit the Members to satisfy their quarterly estimated tax payment obligations. Any distributions made pursuant to this Section 5.2 to a Member shall be treated as an advance payment of, and shall reduce, the amounts otherwise distributable to such Member pursuant to Section 5.1 in subsequent distributions.

Allocations of Profits or Losses. After giving effect to the allocations in Section 5.4 and Section 5.5 and subject to Section 11.2(d), Profits and Losses (and to the extent necessary to achieve the resulting Capital Account balances described below, any allocable items of gross income, gain, loss and expense includable in the computation of Profits and Losses) for each Allocation Period shall be allocated among the Members during such Allocation Period, in such a manner as shall cause the Capital Accounts of the Members (as adjusted to reflect all Regulatory Allocations and all distributions through the end of such Allocation Period) to equal, as nearly as possible, (a) the amount such Members would receive if all assets of the Company on hand at the end of such Allocation Period were sold for cash equal to their Fair Market Values, all liabilities of the Company were satisfied in cash in accordance with their terms (limited in the case of non-recourse liabilities to the Book Value of the property securing such liabilities), and all remaining or resulting cash was distributed to the Members pursuant to Section 5.1 minus (b) such Member's share of Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets, and the amount any such Member is treated as obligated to contribute to the Company, computed immediately after the hypothetical sale of assets.

Regulatory Allocations; Special Allocations. The following allocations shall be made in the following order:

(g) Nonrecourse Deductions shall be allocated to the Members holding Preferred Units pro rata in proportion to such Members' Sharing Ratios.

(h) Member Nonrecourse Deductions attributable to Member Nonrecourse Debt shall be allocated to the Members bearing the Economic Risk of Loss for such Member Nonrecourse Debt as determined under Treasury Regulation Section 1.704-2(b)(4). If more than one Member bears the Economic Risk of Loss for such Member Nonrecourse Debt, the Member Nonrecourse Deductions attributable to such Member Nonrecourse

Debt shall be allocated among the Members according to the ratio in which they bear the Economic Risk of Loss. This Section 5.4(b) is intended to comply with the provisions of Treasury Regulation Section 1.704-2(i) and shall be interpreted consistently therewith.

(i) Notwithstanding any other provision hereof to the contrary, if there is a net decrease in Minimum Gain for an Allocation Period (or if there was a net decrease in Minimum Gain for a prior Allocation Period and the Company did not have sufficient amounts of income and gain during prior Allocation Periods to allocate among the Members under this Section 5.4(c)), items of income and gain shall be allocated to each Member in an amount equal to such Member's share of the net decrease in such Minimum Gain (as determined pursuant to Treasury Regulation Section 1.704-2(g)(2)). This Section 5.4(c) is intended to constitute a minimum gain chargeback under Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(j) Notwithstanding any provision hereof to the contrary except Section 5.4(c) (dealing with Minimum Gain), if there is a net decrease in Member Nonrecourse Debt Minimum Gain for an Allocation Period (or if there was a net decrease in Member Nonrecourse Debt Minimum Gain for a prior Allocation Period and the Company did not have sufficient amounts of income and gain during prior Allocation Periods to allocate among the Members under this Section 5.4(d)), items of income and gain shall be allocated to each Member in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain (as determined pursuant to Treasury Regulation Section 1.704-2(i)(4)). This Section 5.4(d) is intended to constitute a partner nonrecourse debt minimum gain chargeback under Treasury Regulation Section 1.7042(i)(4) and shall be interpreted consistently therewith.

(k) Notwithstanding any provision hereof to the contrary except Section 5.4(c) and Section 5.4(d) (dealing with Minimum Gain and Member Nonrecourse Debt Minimum Gain, respectively), a Member who unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) shall be allocated items of income and gain (consisting of a pro rata portion of each item of income, including gross income, and gain for the Allocation Period) in an amount and manner sufficient to eliminate any deficit balance in such Member's Adjusted Capital Account as quickly as possible. This Section 5.4(e) is intended to constitute a qualified income offset under Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(l) Notwithstanding Section 5.3, no Losses shall be allocated to any Member to the extent that such allocation would cause such Member to have a deficit balance in its Adjusted Capital Account (or increase any existing deficit balance in its Adjusted Capital Account) at the end of such Allocation Period. All Losses in excess of the limitation set forth in this Section 5.4(f) shall be allocated to the Members who do not have a deficit balance in their Adjusted Capital Accounts in proportion to their relative positive

Adjusted Capital Accounts but only to the extent that such Losses do not cause any such Member to have a deficit in its Adjusted Capital Account.

(m) In the event that any Member has a negative Adjusted Capital Account at the end of any Allocation Period, such Member shall be allocated items of Company income and gain in the amount of such deficit as quickly as possible; provided, however, that an allocation pursuant to this Section 5.4(g) shall be made only if and to the extent that such Member would have a negative Adjusted Capital Account after all other allocations provided for in this Section 5.4 have been tentatively made as if Section 5.4(e) and this Section 5.4(g) were not in this Agreement.

(n) To the extent an adjustment to the adjusted tax basis of any Company properties pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as the result of a distribution to any Member in complete liquidation of such Member's Membership Interest, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be allocated to the Members in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(2) if such Section applies, or to the Member to whom such distribution was made if Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(4) applies.

Curative Allocations. The Regulatory Allocations are intended to comply with certain requirements of Treasury Regulation Sections 1.704-1(b) and 1.704-2. The Regulatory Allocations may be inconsistent with the manner in which the Members intend to divide Company distributions. Accordingly, the Managing Member is authorized to divide other allocations of Profits, Losses, and other items among the Members, to the extent that they exist, so that the net amount of the Regulatory Allocations and the Curative Allocations to each Member is zero dollars ($0.00). The Managing Member will have discretion to accomplish this result in any reasonable manner that is consistent with Code Section 704 and the related Treasury Regulations.

5.2. *Income Tax Allocations.*

(a) All items of income, gain, loss and deduction for Federal income tax purposes shall be allocated in the same manner as the corresponding item of Profits and Losses is allocated, except as otherwise provided in this Section 5.6.

(b) In accordance with Code Section 704(c) and the applicable Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for Federal income tax purposes and its initial Book Value. In the event the Book Value of any property is adjusted pursuant to clause (ii) or (iv) of the definition of Book Value, subsequent allocations of income, gain, loss, and deduction with respect to such property shall take account of any variation between the adjusted basis of such property for Federal income tax purposes and its Book Value in the same manner as under Code Section 704(c) and the applicable Regulations thereunder. For purposes of the allocations pursuant to this Section 5.6(b), the Company shall elect the remedial allocation method described in Treasury Regulation Section 1.704-3(d) or such other allocation method as is determined by the Managing Member.

(c) Any recapture of depreciation or any other item of deduction shall be allocated, in accordance with Treasury Regulation Sections 1.1245-1(e) and 1.1254-5, to the Members who received the benefit of such deductions (taking into account the effect of remedial allocations), and recapture of credits shall be allocated to the Members in accordance with applicable law.

(d) Allocations pursuant to this Section 5.6 are solely for purposes of Federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items or distributions pursuant to any provision of this Agreement.

5.3. *Other Allocation Rules.*

(a) All items of income, gain, loss, deduction and credit allocable to a Membership Interest in the Company that may have been transferred shall be allocated between the transferor and the transferee based on the portion of the calendar year during which each was recognized as the owner of such Membership Interest, without regard to the results of Company operations during any particular portion of that calendar year and without regard to whether cash distributions were made to the transferor or the transferee during that calendar year; provided, however, that this allocation must be made in accordance with a method permissible under Code Section 706 and the regulations thereunder.

(b) The "excess nonrecourse liabilities" of the Company, within the meaning of Treasury Regulation Section 1.752-3(a)(3), shall be allocated to the Members holding Preferred Units pro rata in proportion to such Members' Sharing Ratios.

Limitation Upon Distributions. No distribution shall be declared and paid (a) unless, after the distribution is made, the Fair Market Value of the Company's assets is at least equal to all of the Company's liabilities or (b) if the declaration or payment would cause the Company or any of its Subsidiaries to breach any material agreement.

Withholding Authorized. The Company is authorized to withhold from distributions to a Member, or with respect to allocations to a Member, and to pay over to a foreign, Federal, state or local government, any amounts required to be withheld pursuant to the Code or any provisions of any other foreign, Federal, state or local law. All amounts withheld with respect to any payment or distribution to a Member shall be treated as amounts distributed to that Member.

6.

TRANSFERS

6.1. *General Rules.*

(a) No Member may Transfer all or any portion of its Units other than in accordance with the terms of this ARTICLE 6, and any attempted Transfer that is not in accordance with this ARTICLE 6 shall be, and is hereby declared, null and void *ab initio*.

(b) A Member may make a Permitted Transfer of all or a portion of its Units without the consent of the Managing Member, subject to compliance with Section 6.6.

(c) Except for a Permitted Transfer or as otherwise provided in Section 6.2, Section 6.3, or Section 6.4, no Member may Transfer all or any portion of its Units to any Person without the prior written consent of the Managing Member, and in no event shall a Member Transfer all or any portion of its Units to an Adverse Person unless in connection with a Sale Transaction pursuant to Section 6.4.

(d) No Member shall Transfer any Units so long as they are Unvested Units.

(e) No Member shall Transfer all or any of his or its Units (i) if such Transfer would subject the Company to the reporting requirements of the Exchange Act or (ii) if such Transfer would cause the Company to lose its status as a partnership for Federal income tax purposes or cause the Company to be classified as a "publicly traded partnership" within the meaning of Code Section 7704.

(f) The Members agree that a breach of the provisions of this ARTICLE 6 may cause irreparable injury to the Company and the Members for which monetary damages (or other remedy at law) are inadequate in view of (i) the complexities and uncertainties in measuring the actual damages that would be sustained by reason of the failure of a Person to comply with such provisions and (ii) the uniqueness of the Company's business and the relationship among the Members. Accordingly, the Members agree that the provisions of this ARTICLE 6 may be enforced by specific performance or injunction.

Right of First Refusal (ROFR) Provisions.

(a) This Section 6.2 shall apply to any Transfer of Units unless such Transfer is a Permitted Transfer, or a Transfer pursuant to Section 6.3 or Section 6.4, or such Transfer has been otherwise consented to in writing by the Managing Member and a Majority in Interest.

(b) If a holder of Units desires to Transfer (in one transaction or a series of related transactions) any such Units pursuant to a Bona Fide Offer (a "***Proposed Transfer***"), such holder (the "***Transferor***") shall deliver written notice of such Proposed Transfer (the "***ROFR Notice***") to the Company and to each holder of Preferred Units (each, a "***ROFR Holder***") no less than 30 days prior to the date of the Proposed Transfer. The ROFR Notice shall set forth the name of the proposed purchaser, the number of Units to be Transferred (the "***ROFR Units***"), the price per Unit for the ROFR Units, the payment terms and all other principal terms and conditions of the Proposed Transfer. A Proposed Transfer may not contain provisions related to any property of the Transferor other than the ROFR Units, and the offer price shall be expressed only in terms of cash (in U.S. dollars).

(c) The Company shall have the first right to purchase the ROFR Units by delivering a written notice to the Transferor and each ROFR Holder of its election to purchase all of the ROFR Units within ten (10) days after receipt of the ROFR Notice. If the Company fails to timely elect to purchase all of the ROFR Units, each ROFR Holder shall have the right to purchase up to such ROFR Holder's pro rata share (determined based upon the Sharing Ratios of the ROFR Holders as of the date of the ROFR Notice) of the remaining ROFR Units by delivering a written notice to the Transferor, the Company and each other ROFR Holder of its election to purchase up to its pro rata share of such ROFR Units within five (5) days after receipt of notice from the Transferor of the Company's failure to timely elect to purchase all of the ROFR Units. To the extent any ROFR Holder does not elect to purchase its full pro rata share of such ROFR Units or fails to deliver a notice within the applicable period, each ROFR Holder that has elected to purchase its full pro rata share shall be entitled, by delivering written notice to the Transferor and the Company within five (5) days after receipt of notice from the Transferor of the remaining unsubscribed ROFR Units (the "***ROFR Offer Expiration Date***"), to purchase up to all of the remaining ROFR Units. If there is an oversubscription, the oversubscribed amount shall be allocated among the ROFR Holders fully exercising their rights to purchase such remaining ROFR Units pro rata based on their Sharing Ratios. The delivery of a notice of election to purchase ROFR Units under this Section 6.2(c) shall constitute an irrevocable commitment to purchase such ROFR Units. If the Company or the ROFR Holders shall have elected to purchase all of the ROFR Units, the Company shall thereafter set a reasonable place and time for the closing of the purchase and sale of such ROFR Units, which shall be not less than 30 days nor more than 60 days after the ROFR Offer Expiration Date unless otherwise agreed by all of the parties to such transaction.

(d) The purchase price and terms and conditions for the purchase of the ROFR Units pursuant to this Section 6.2 shall be the price and terms and conditions set forth in the Proposed Transfer; *provided*, that the Transferor shall at a minimum make customary representations and warranties concerning (i) such Transferor's valid title to and ownership of the ROFR Units, free of all liens, claims and encumbrances (excluding those arising under applicable securities laws), (ii) such Transferor's authority, power and right to enter into and consummate the sale of the ROFR Units, (iii) the absence of any violation, default or acceleration of any agreement to which such Transferor is subject or by which its assets are bound as a result of the agreement to sell and the sale of the ROFR Units, and (iv) the absence of, or compliance with, any governmental or third party consents, approvals, filings or notifications required to be obtained or made by such Transferor in connection with the sale of the ROFR Units. The Transferor and each purchasing ROFR Holder agree to execute and deliver such instruments and documents and take such actions, including obtaining all applicable approvals and consents and making all applicable notifications and filings, as either the Transferor or the Company or any such purchasing ROFR Holder may reasonably request in order more effectively to implement the purchase and sale of the ROFR Units hereunder.

(e) In the event that the Company or the ROFR Holders shall not have elected to purchase all of the ROFR Units on or prior to the ROFR Offer Expiration Date, all of the ROFR Units may be sold by the Transferor at any time within 90 days after the ROFR Offer Expiration Date, subject to the provisions of Section 6.3 and Section 6.6. Any such sale shall not be at less than the price or upon terms and conditions more favorable, individually or in the aggregate, to the purchaser than those specified in the Proposed Transfer. If any such ROFR Units are not so transferred within such 90-day period, the Transferor may not sell any of the ROFR Units without again complying in full with the provisions of this Section 6.2.

(f) Notwithstanding anything contained herein to the contrary, prior to any Transfer of ROFR Units by an Transferor pursuant to this Section 6.2 to a Person other than the Company or a ROFR Holder, the Transferor shall, after complying with the provisions of this Section 6.2 comply with the provisions of Section 6.3 hereof.

6.2. *Co-Sale (Tag-Along) Provisions*.

(a) This Section 6.3 shall apply to any Proposed Transfer of ROFR Units to a Person other than the Company or a ROFR Holder pursuant to Section 6.2 (any such ROFR Units referred to as the "***Co-Sale Units***"), unless such Transfer is a Permitted Transfer or such Transfer has been consented to in writing by the Managing Member and a Majority in Interest.

(b) If a Transferor desires to Transfer Co-Sale Units, then such Transferor shall offer (the "***Co-Sale Offer***") to include in such Transfer the Units owned and designated by any holder of Preferred Units that elects not to exercise its purchase rights under Section 6.2 (any such holders being referred to herein collectively as the "***Co-Sale Offerees***") on the same terms as specified in the Proposed Transfer, in accordance with the remaining terms of this Section 6.3. Any Proposed Transfer that triggers a Co-Sale Offer pursuant to this Section 6.3(b) shall hereinafter be referred to as a "***Proposed Co-Sale Transfer***", and the Transferee of such Proposed Co-Sale Transfer shall hereinafter be referred to as the "***Co-Sale Buyer***".

(c) The Transferor shall give written notice to each Co-Sale Offeree (the "***Co-Sale Notice***") within at least ten (10) days prior to the scheduled closing of the Proposed Co-Sale Transfer. The Co-Sale Notice shall specify the number of Co-Sale Units proposed to be Transferred as part of the Proposed Co-Sale Transfer, together with the same information as provided in the ROFR Notice. Any Co-Sale Offeree that wishes to accept the Co-Sale Offer of the Transferor to include in the Proposed Co-Sale Transfer the Units owned and designated by the Co-Sale Offeree must notify the Transferor within ten days of receipt of the Co-Sale Notice. Each Co-Sale Offeree that makes the election described in the preceding sentence (each, an "***Electing Co-Sale Offeree***") shall have the following rights:

(i) Unless unanimously agreed to otherwise by the Transferor and each Electing Co-Sale Offeree, the Transferor and each Electing Co-Sale Offeree shall include in the Proposed Co-Sale Transfer its pro rata share (determined based upon the Sharing Ratios of the Transferor and each Electing Co-Sale Offeree as of the date of the Co-Sale Notice) of the Co-Sale Units proposed to be Transferred to the Co-Sale Buyer. The Transferor shall reduce the portion of Co-Sale Units it includes in such Transfer to enable each Electing Co-Sale Offeree to participate in such Transfer pursuant to the preceding sentence, and the Transferor shall not Transfer any of its Co-Sale Units to the Co-Sale Buyer unless the Co-Sale Buyer agrees to purchase the Co-Sale Units of the Electing Co-Sale Offerees pursuant to the terms of this Section 6.3(c) at a price that takes into account any Unreturned Additional Capital Contributions or any Threshold Value related to any such Co-Sale Units.

(ii) The date on which the Proposed Co-Sale Transfer will be consummated will be the date specified in the Co-Sale Notice unless a longer period of time is required to obtain, make or satisfy governmental approval or filing requirements, if any, required to consummate the Proposed Co-Sale Transfer.

(d) In connection with a Proposed Co-Sale Transfer, each Electing Co-Sale Offeree shall only (i) be required to represent and warrant as to customary corporate matters about itself (such as due authorization, absence of conflicts and enforceability) and as to the unencumbered title to the Units sold by such Electing Co-Sale Offeree, (ii) be required to bear its pro rata share of any post-closing indemnity obligations (provided that such indemnity obligations shall be several and not joint and several), (iii) be subject to the same post-closing purchase price adjustments, escrow terms, offset rights and holdback terms as the Transferor, proportionate to the Units sold by such Electing Co-Sale Offeree and (iv) be required to deliver customary transfer instruments; in each case on the same terms, provisions and documents as the Transferor. Notwithstanding the foregoing, in no event shall any Electing Co-Sale Offeree's obligations with respect to a Transfer pursuant to this Section 6.4 exceed the consideration to be received by such Person from such transaction.

6.3. *Drag-Along Obligations*.

(a) If (i) any Independent Third Party (a "***Third-Party Buyer***") submits a written offer to the Company to effect a Sale Transaction (a "***Sale of the Company Offer***"), and (ii) the Managing Member and a Majority in Interest accepts such offer, then the Company shall have the right to require each other Member (each, a "***Drag-Along Person***") to Transfer all of such Member's Units to such Third-Party Buyer.

(b) In connection with a Transfer pursuant to this Section 6.4, each Drag-Along Person shall only: (i) be required to represent and warrant as to customary corporate matters about itself (such as due authorization, absence of conflicts and enforceability) and as to the unencumbered title to the Units to be sold by such Person, (ii) be required to bear its pro rata share of any post-closing indemnity obligations restricted to the representations and warranties in (b)(i) above (provided that such indemnity obligations shall be several and not joint and several), (iii) be subject to the same post-closing purchase price adjustments, escrow terms, offset rights and holdback terms as each other Member, proportionate to the Units sold by such Person and (iv) be required to deliver customary stock powers, letters of transmittal or other similar transfer documentation; in each case, on the same terms, provisions and documents as each other Member. Notwithstanding the foregoing, in no event shall any Drag-Along Person's obligations with respect to a Transfer pursuant to this Section 6.4 exceed the consideration to be received by such Person from such transaction.

(c) All of the consideration payable to the Members in a Sale Transaction under this Section 6.4 first shall be aggregated by the Company, as disbursing agent, before distributing any such consideration to any of the Members. The Company, acting solely as the disbursing agent of the Members, shall then distribute the aggregate consideration to the Members in the same manner such consideration would have been distributed had such distribution been made under Section 5.1 of this Agreement. If the Sale Transaction involves the issuance of any stock or other equity consideration in a transaction not involving a public offering and any Member otherwise entitled to receive consideration in such transaction is not a Qualified Investor, then the Company may require each Member that is not a Qualified Investor (i) to receive solely cash in such transaction, (ii) to otherwise be cashed out (by redemption or otherwise) by the Company or any other Member prior to the consummation of such transaction and/or (iii) to appoint a purchaser representative (as contemplated by Rule 506 of Regulation D of the Securities Act) selected by the Company, with the intent being that such Member that is not a Qualified Investor receive substantially the same value that such Member would have otherwise received had such Member been a Qualified Investor.

(d) No Drag-Along Person shall have any dissenters' or appraisal rights in connection with a Sale Transaction under this Section 6.4. Each Drag-Along Person shall vote in favor of a Sale Transaction approved in the manner described above. Each Drag-Along

Person hereby releases, and will execute such further instruments as the Company reasonably requests to further evidence the waiver of, such dissenters' and appraisal rights.

(e) Each Member hereby makes, constitutes and appoints the Managing Member its true and lawful attorney-in-fact for it and in its name, place, and stead and for its use and benefit, to sign, execute, certify, acknowledge, swear to, file and record any instrument that is now or may hereafter be deemed necessary by the Company in its reasonable discretion to carry out fully the provisions and the agreements, obligations and covenants of such Member in this Section 6.4. Each Member hereby gives such attorney-in-fact full power and authority to do and perform each and every act or thing whatsoever requisite or advisable to be done in connection with such Member's obligations and agreements pursuant to this Section 6.4 as fully as such Member might or could do personally, and hereby ratifies and confirms all that any such attorney-in-fact shall lawfully do or cause to be done by virtue of the power of attorney granted hereby. The power of attorney granted pursuant to this Section 6.4(e) is a special power of attorney, coupled with an interest, and is irrevocable, and shall survive the bankruptcy, insolvency, dissolution, death or cessation of existence of the applicable Member.

Repurchase Rights Upon Termination of Services.

(a) If a Member's employment with the Company is terminated by the Company or if such Member otherwise ceases to provide services to the Company for any other reason (a "***Former Service Provider***"), the Company shall have the right to repurchase all or any portion of such Former Service Provider's Units (to the extent such Units have not otherwise been forfeited under any applicable Restricted Unit Agreement), including any Units previously Transferred pursuant to a Permitted Transfer (collectively, the "***Offered Units***"), by providing written notice to such Former Service Provider within ninety (90) days after such termination setting forth the number of Offered Units the Company desires to repurchase (the "***Repurchase Notice***"). Whatever portion of the Offered Units is not purchased by the Company shall continue to be subject to the provisions of this Agreement including, but not limited to, the Transfer restrictions set forth in this ARTICLE 6. Notwithstanding anything herein to the contrary, this Section 6.5 shall not apply to the Initial Member or P180 Investments, LLC.

(b) The Company shall have the right to assign its right to purchase any Offered Units pursuant to this Section 6.5 to the Members holding Class A Units, excluding the Former Service Member, without the consent of any other Member, and all references to the Company in this Section 6.5 shall be deemed to refer to such assignee(s).

(c) The purchase price per Offered Unit (the "***Purchase Price***") to be paid by the Company pursuant to the purchase rights set forth in this Section 6.5 shall be equal to the aggregate distributions that would be made with respect to such Unit had the Company been sold at the Fair Market Value and the aggregate consideration been distributed under Section 5.1 of this Agreement.

(d) The Company shall have the right to pay the Purchase Price for such Units by issuing a promissory note (the "***Purchase Note***") which shall bear interest from the closing date of the purchase until paid at a rate equal to the Prime Rate on the closing date. All outstanding principal and accrued but unpaid interest on the Purchase Note shall be due and payable upon the closing of a Sale Transaction; provided, however, that the Company shall have the right to prepay any amount outstanding under the Note at any time, without premium or penalty, and shall be obligated to make such payments equal to the amount of the distributions that would have otherwise been made to the holder of the purchased Units in the absence of such repurchase by the Company.

(e) The closing of the purchase and sale of any Offered Units pursuant to this Section 6.5 shall be held on such date and at such time as is specified in the Repurchase Notice; provided, however, that the date so specified shall be no more than 60 nor less than 10 days after the date of such Repurchase Notice. The closing shall take place at the principal office of the Company or at such other location as may be mutually agreed upon by the Company and the Former Service Provider and/or such other Persons from which the Offered Units are to be purchased. At the closing, each seller of Units shall deliver a stock powers duly executed in blank or otherwise in form acceptable for transfer on the books of the Company, and the Company shall pay to each seller of Units an amount in cash equal to the Purchase Price for such Offered Units, or such other consideration as specified by this Agreement. Each seller of Offered Units shall cooperate in good faith with the Company in connection with the closing.

(f) If the Company shall make available, at the time and place and in the amount, manner and form provided in this Agreement, the consideration for the Units to be repurchased in accordance with the provisions of this Agreement, then from and after such time, the seller shall no longer have any rights as a holder of such Units (other than the right to receive payment of such consideration in accordance with this Agreement), and such Units shall be deemed purchased in accordance with the applicable provisions of this Agreement and the Purchaser shall be deemed the owner and holder of such Units, whether or not the certificates for such Units have been delivered as required by this Agreement.

6.6. *Conditions to Transfers; Continued Applicability of Agreement.*

(a) As a condition to any Transfer permitted under this Agreement (including Permitted Transfers), any transferee of Units shall be required to become a party to this Agreement, by executing (together with such Person's spouse, if applicable) an Adoption Agreement. If any Person acquires Units from a Member in a Transfer, notwithstanding such Person's failure to execute an Adoption Agreement in accordance with the preceding sentence (whether such Transfer resulted by operation of law or otherwise), such Person and such Units shall be subject to this Agreement as if such Units were still held by the Transferor.

(b) No Units may be Transferred by a Person (other than pursuant to an effective registration statement under the Securities Act or pursuant to a Permitted Transfer) unless the transferee first delivers to the Company, at the transferring Member's sole cost and expense, evidence reasonably satisfactory to the Company (such as an opinion of counsel) to the effect that such Transfer is not required to be registered under the Securities Act; provided, however, that the Company, with the approval of the Managing Member, may waive any requirement to deliver a legal opinion under this Section 6.5(b).

7.

MANAGEMENT

Management by Managing Member. The management of the Company is fully reserved to the Managing Member. The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Managing Member, who shall make all decisions and take all actions for the Company. Without limiting the provisions of Section 7.1, the Company may not effect, and may not permit any Subsidiary to effect, any of the following without the prior approval of a Majority in Interest:

(a) any action that authorizes, creates or issues any Additional Units or other Membership Interests (including any securities convertible into or exercisable or exchangeable for a Unit) or any equity interests (including any securities convertible into or exercisable or exchangeable for an equity interest) having any rights or preferences superior to or on parity with the Preferred Units;

(b) create any Subsidiary, or acquire or hold the equity securities of any entity;

(c) any redemption, acquisition or repurchase of any Units by the Company or of any equity interests by such Subsidiary (except for the repurchase of any Class B Units from any employee or service provider of the Company or any Subsidiary in connection with the termination of their employment or services);

(d) liquidate, dissolve or wind up the affairs of the Company or any Subsidiary;

(e) amend, waive, repeal or add any provision to the Company's Certificate or this Agreement;

(f) the grant of registration rights or the registration of any securities under the Securities Act or any public offering of securities of the Company or such Subsidiary;

(g) making any tax election and the adoption of any voluntary change in the classification of the Company or such Subsidiary, as applicable, as other than a partnership for U.S. federal income tax purposes;

(h) enter into any Sale Transaction or an equivalent transaction related to the Company or any Subsidiary;

(i) setting the compensation of the Managing Member or any Officer;

(j) take any action in contravention of this Agreement or cause the company to engage in any business not authorized by this Agreement or the Certificate; or

(l) entering into any agreement or otherwise committing to do any of the foregoing.

7.1. *Meetings of the Members.*

(a) Place of Meetings. All meetings of the Members shall be held at the principal office of the Company, or at such other place within or without the State of Texas as shall be specified or fixed in the notices (or waivers of notice) thereof.

(b) Quorum; Required Vote for Member Action; Adjournment of Meetings. Except as expressly provided otherwise by this Agreement, a Majority in Interest, present in person or represented by proxy thereat, shall constitute a quorum at any such meeting for the transaction of business, and the affirmative vote of a Majority in Interest present or represented at such meeting by proxy, voting together as a single class, at which a quorum is present shall constitute the act of the Members. The Members present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of sufficient Members to destroy the quorum.

(c) Record Date.

(i) The Managing Member shall give at least ten (10) days personal, written or email notice of any meetings of the Members of the Company. For the purpose of determining Members entitled to notice of or to vote at any meeting of Members, or any adjournment thereof, or entitled to consent to any matter, or entitled to exercise any rights in connection with any change, conversion or exchange of Units, or for the purpose of any other lawful action, the Managing Member may fix a record date, which record date shall not precede the date upon which the resolution fixing such record date is adopted by the Managing Member, and which record date shall not be more than 60 nor less than 10 days prior to the date of such meeting. If no record date is fixed by the Managing Member, the record date for determining Members entitled to notice of or to vote at a meeting of Members shall be the close of business on the day next preceding the day on which notice of such meeting is given, or, if notice is waived in accordance with this Agreement, the close of business on the day next preceding the day on which the meeting of Members is held.

(ii) If, in accordance with this Agreement, action without a meeting of Members is permitted to be taken, the Managing Member may fix a record date for determining Members entitled to consent in writing to such action, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Managing Member, and which record date shall not be more than ten (10) days subsequent to the date upon which the resolution fixing the record date is adopted by the Managing Member. If no record date has been fixed by the Managing Member, the record date for determining Members entitled to consent to action in writing without a meeting shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Company by delivery to its registered office, its principal place of business, or to an Officer of the Company having custody of the book in which proceedings of meetings of Members are recorded.

(iii) A determination of Members of record entitled to notice of or to vote at a meeting of Members shall apply to any adjournment of the meeting; provided, however, that the Managing Member may fix a new record date for the adjourned meeting. .

(d) Waiver of Notice Through Attendance. Attendance of a Person at such meeting (including attendance by telephone pursuant to Section 7.2(g)) shall constitute a waiver of notice of such meeting, except where such Person attends the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(e) Proxies. A Member entitled to vote at a Members meeting may vote at a Members meeting by a written proxy executed by that Person and delivered to the Secretary. A proxy shall be revocable unless it is stated to be irrevocable.

(f) Action by Written Consent. Any action required or permitted to be taken at such a meeting may be taken without a meeting and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the Members having not fewer than the minimum number of votes that would be necessary to take the action at a meeting at which all of the Members entitled to vote on the action were present and voted. Notice of actions taken by written consent shall be delivered to the other Members promptly following the date the requisite consent is obtained.

(g) Meetings by Telephone. Members may participate in and hold any meeting by means of conference telephone, video conference or similar communications equipment by means of which all Members participating in the meeting can hear each other, and the votes of any Members participating by conference telephone, video conference or similar communications equipment shall be given full effect.

Officers. The Managing Member may appoint certain agents of the Company to be referred to as "officers" of the Company (and "***Officers***" in this Agreement) and designate such titles (such as Chief Executive Officer, President, Vice President, Secretary and Treasurer) as are customary for corporations under the Act, and such Officers shall have the power, authority and duties described by resolution of the Managing Member or as is customary for each such position. The Members acknowledge and consent to the appointment of the Officers set forth on Schedule 2 attached hereto, each of whom shall continue to serve in such position until his resignation or removal by the Managing Member. The Officers shall be entitled to such compensation as agreed to by the Managing Member and a Majority in Interest pursuant to Section 7.1. In addition to or in lieu of Officers, the Managing Member may authorize any Person to take any action or perform any duties on behalf of the Company (including any action or duty reserved to any particular Officer) and any such Person may be referred to as an "***authorized person***." An employee or other agent of the Company shall not be an authorized person unless specifically appointed as such by the Managing Member.

8.

ADDITIONAL COVENANTS

Reports. Except as expressly stated otherwise, the Company shall deliver the following reports and information to each Member holding Preferred Units:

(a) As soon as available and in any event within 90 days after the end of each fiscal year, an unaudited consolidated and consolidating balance sheet of the Company and its Subsidiaries as of the end of such fiscal year and the related unaudited consolidated and consolidating statements of income, cash flows and reconciliation of capital accounts for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, prepared in accordance with GAAP applied on a consistent basis.

(b) As soon as available and in any event within 45 days after the end of each of the first three fiscal quarters of each fiscal year, an unaudited consolidated and consolidating balance sheet of the Company and its Subsidiaries as of the end of such fiscal quarter and the related unaudited consolidated and consolidating statements of operations, members' equity and cash flows for such fiscal quarter (in each case, which shall be subject to revision at the end of the applicable fiscal year).

(c) As soon as available and in any event within 30 days after approval by the Managing Member, an annual budget of the Company.

With respect to the unaudited annual and quarterly financial statements, such statements shall be accompanied by a written report signed by the Company's Chief Executive Officer identifying operating highlights for the period and a comparison of such financial statements to the Company's budget for the corresponding period.

Inspection Rights. Any Member holding Preferred Units or its duly authorized representatives shall be permitted, during normal business hours and upon reasonable advance written notice to the Company, to inspect the books, records, contracts and agreements of the Company and the Subsidiaries for any proper purpose and make copies thereof and obtain any information reasonably requested by such Member relating to the Company and the Subsidiaries; provided that the Company may elect not to disclose such information as constitutes trade secrets or other protected intellectual property rights of the Company and any disclosures made hereunder shall be subject to the confidentiality provisions of Section 8.4. All costs incurred in such inspection will be borne by the requesting Member; provided, however, that if it is determined that the Company or its Subsidiaries is in breach of this Agreement, then such costs will be borne by the Company.

8.2. *Internal Restructure.*

(a) At any time on or after the date of this Agreement in connection with a proposed Initial Public Offering or any other transaction approved by the Managing Member and the Members holding a Majority in Interest, the Company may effect an Internal Restructure on such terms as the Managing Member in the exercise of its discretion deems advisable. Each Member agrees that it will consent to and raise no objections to an Internal Restructure that has been approved by the Managing Member. Each Member hereby agrees that it will execute and deliver all agreements, instruments and documents as are reasonably required, in the reasonable judgment of the Managing Member to be executed by such Member in order to consummate the Internal Restructure while continuing in effect, to the extent consistent with such Internal Restructure, the terms and provisions of this Agreement, including, without limitation, those provisions granting the Managing Member authority to manage the affairs of the Company, granting certain Persons the right to nominate and cause the election of managers, governing Transfers of Units or other equity securities and indemnification, provided, that the relative economic rights of such Members are preserved and no Member is subject to any personal liability in respect of its holding in the Company following such Internal Restructure. It is the intent of the Members that an Internal Restructure of the Company or any similar restructuring of its Subsidiaries, whether currently existing or existing in the future, are part of the Member's investment decision with respect to the Units.

(b) The Members acknowledge that an Internal Restructure may be undertaken in connection with other events, such as an acquisition of another business or entity or the sale of equity in the surviving entity to other Persons and, if so determined by the Managing Member, such Internal Restructure shall be deemed completed immediately before any such event.

(c) Upon the consummation of an Internal Restructure, the surviving entity or entities shall assume or succeed to all of the outstanding debt and other liabilities and obligations of the Company. The governing instruments of the surviving entity shall incorporate the governance provisions of this Agreement as closely as practicable. All Members shall take such actions as may be reasonably required and otherwise cooperate in good faith with the Company in connection with consummating an Internal Restructure including voting for or consenting thereto.

(d) Notwithstanding anything to the contrary in Sections 8.3(a)-(c), (i) any Internal Restructure that would obligate a Member to make a Capital Contribution to the Company (other than as provided by the terms of this Agreement in effect as of the Effective Date) shall be effective only with the consent of such Member, (ii) any Internal Restructure that would cause a Member to have personal liability for Company obligations shall be effective only with the consent of such Member, and (iii) any Internal Restructure that would change the allocation of Profits, Losses or distributions to, or voting rights of, the holders of any specified class or series of Units as described in ARTICLE 5 shall be effective only with the consent of the holders of a majority of the outstanding Units issued with respect to such class or series.

Confidentiality. The Members acknowledge that they may receive information from or regarding the Company, any of its Subsidiaries, the other Members, or Affiliates of any of the foregoing in the nature of trade secrets or that otherwise is confidential, the release of which may be damaging to the Company, any of its Subsidiaries (including Persons with whom they may conduct business), the other Members, or Affiliates of any of the foregoing. Each Member shall hold in confidence and not disclose any information it receives regarding the Company, any of its Subsidiaries (including Persons with whom they may conduct business), the other Members, or Affiliates of any of the foregoing (regardless of whether it is specifically identified or marked as confidential, provided that it is reasonably apparent that it is of a confidential or proprietary nature) and may not disclose it to any Person other than another Member except for disclosures (a) compelled by law or required or requested by subpoena or request from a court, regulator or a stock exchange (but the Member shall notify the Company or the Member affected by such disclosure, as applicable, promptly of any request for that information before disclosing it if practicable, and shall disclose only that portion of such information required to be disclosed and shall use all reasonable efforts to preserve the confidentiality thereof), (b) to Affiliates, advisers or representatives of the Member (provided that such Affiliates, advisors, or representatives are informed of the confidential nature of such information, and that the disclosing Member remains liable for any breach by its Affiliates, advisors and/or representatives), (c) of information that the Member also has received from a source independent of the Company, any of its Subsidiaries, other Member, or Affiliates of any of the foregoing, as applicable, that the Member reasonably believes obtained that information without breach of any obligation of confidentiality, (d) to any Person to which such Member Transfers or offers to Transfer any of its Units in compliance with this Agreement so long as the Transferring party first obtains a confidentiality agreement executed by the proposed transferee, in form reasonably acceptable to the Company, (e) of information in connection with litigation against the Company or any Member to which the disclosing Member is a party (but the Member shall notify the Company or the Member affected by such disclosure, as applicable, as promptly as practicable prior to making such disclosure, if practicable, and shall disclose only that portion of such information required to be disclosed and shall use all reasonable efforts to preserve the confidentiality thereof), (f) permitted by the Company or Member affected by such disclosure, as applicable, or (g) by any Member that is a private equity fund, hedge fund or institutional investor to its investors, potential investors, members, partners or Affiliates so long as each such Person is made aware of and subject to the confidentiality requirements hereunder. The Members agree that breach of the provisions of this Section 8.4 may cause irreparable injury to the Company or the other Members for which monetary damages (or other remedy at law) are inadequate in view of (i) the complexities and uncertainties in measuring the actual damages that would be sustained by reason of the failure of a Member to comply with such provisions and (ii) the uniqueness of the Company's and each other Member's business and the confidential nature of the information described in this Section 8.4. Accordingly, the Members agree that the provisions of this Section 8.4 may be enforced by specific performance or injunction.

Other Opportunities. Neither this Agreement nor the relationship created hereby will preclude or limit, in any respect, the right of any Member or any of their respective Affiliates to engage, directly or indirectly, through participation, investment, or otherwise, in any opportunity or business of any type, including those that may be similar to the Company or its business, so long as such opportunity or business is not competitive with or otherwise relate to the business of the Company. No Member or any Affiliate thereof will have any obligation to offer to the Company or any other Member the right to participate in any such activity. Neither the Company nor any other Member will have any right, by virtue of this Agreement or the relationship created by this Agreement, with respect to any such activity.

Registration Rights. Each Member understands and agrees that the Units have not been registered under the Securities Act and are restricted securities within the meaning of the Securities Act. Each Member hereby agrees that he, she or it will, on or prior to any registration of any Units by the Company, execute and deliver all agreements, instruments and documents as are required, in the reasonable judgment of the Managing Member to be executed by such Member in order to consummate such registration. Without the approval of the Members holding a Majority in Interest, the Company will not enter into any registration rights agreements with any Members or third parties.

9.

EXCULPATION AND INDEMNIFICATION

Exculpation. No Person who is or was a Managing Member, Officer or other authorized person of the Company or any Subsidiary shall be liable to the Company or any Member for monetary damages arising from any actions taken, or actions failed to be taken, in his or her capacity as such except for (a) liability for acts or omissions that are not in good faith, that are performed or omitted fraudulently or constitute gross negligence or willful misconduct or that involve a knowing violation of Law, (b) liability with respect to any transaction from which such Person derived an improper personal benefit and (c) except as provided in Section 8.5, liability from any breach of such Person's duty of loyalty to the Company, in each case described in clauses (a), (b), and (c) preceding, as determined by a final, nonappealable order of a court of competent jurisdiction. Notwithstanding anything to the contrary in this Agreement, to the maximum extent permitted by Law, the Company or any Member, as applicable, shall bear the burden of establishing a prima facie case that a Managing Member, Officer or other authorized person breached the standard of care set forth above in this Section 9.1. In addition, by resolution of the Managing Member, the Company may, but is not obligated to, exculpate any employee or agent of the Company to the same degree that the Managing Member, Officer or other authorized person is exculpated under this Section 9.1.

Indemnification. Subject to the limitations set forth in this ARTICLE 9, each Person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (hereinafter a "***Proceeding***"), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, by reason of the fact that he is or was acting as the Managing Member, Officer or other authorized person of the Company or any Subsidiary shall be, except as permitted below in this Section 9.2, indemnified by the Company to the fullest extent permitted by the Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said Law permitted the Company to provide prior to such amendment) against judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable expenses (including attorneys' fees) actually incurred by such Person in connection with such Proceeding, and indemnification under this ARTICLE 9 shall continue as to a Person who has ceased to serve in the capacity which initially entitled such Person to indemnity hereunder and shall inure to the benefit of its, his or her successors, heirs, executors and personal representatives. Notwithstanding anything to the contrary in this Section 9.2, a Person shall not be entitled to indemnification hereunder if it is determined by a nonappealable order of a court of competent jurisdiction that, with respect to the matter for which such Person seeks indemnification, such Person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the Person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Advance Payment. The right to indemnification conferred in this ARTICLE 9 shall include the right to be paid or reimbursed by the Company the reasonable expenses incurred by a Person entitled to be indemnified under Section 9.2 who was, is or is threatened to be made a named defendant or respondent in a Proceeding in advance of the final disposition of the Proceeding and without any determination as to the Person's ultimate entitlement to indemnification; provided, however, that the payment of such expenses incurred by any such Person in advance of the final disposition of a Proceeding shall be made only upon delivery to the Company of a written affirmation by such Person of its good faith belief that it has met the standard of conduct necessary for indemnification under this ARTICLE 9 and a written undertaking, by such Person, to repay all amounts so advanced if it shall ultimately be determined that such indemnified Person is not entitled to be indemnified under this ARTICLE 9 or otherwise.

Indemnification of Employees and Agents. The Company, by adoption of a resolution of the Managing Member or entry into a written indemnification agreement approved by the Managing Member, may, but shall not be obligated to, indemnify and advance expenses to an employee or agent of the Company or a Subsidiary to the same extent and subject to the same conditions under which it may indemnify and advance expenses to any Person acting as a Managing Member, Officer or authorized person of the Company or a Subsidiary under this ARTICLE 9.

Appearance as a Witness. Notwithstanding any other provision of this ARTICLE 9, the Company may, by adoption of a resolution of the Managing Member, pay or reimburse expenses incurred by a Managing Member, Officer or other authorized person of the Company or a Subsidiary in connection with its appearance as a witness or other participation in a Proceeding at a time when it is not a named defendant or respondent in the Proceeding.

Nonexclusivity of Rights. The right to indemnification and the advancement and payment of expenses conferred in this ARTICLE 9 shall not be exclusive of any other right that a Person indemnified pursuant to this ARTICLE 9 may have or hereafter acquire by vote of the Managing Member.

10.

TAXES; BANK ACCOUNTS

Tax Returns. The Company shall prepare and timely file all Federal, state and local tax returns required to be filed by the Company. Unless otherwise agreed by the Managing Member, any income tax return of the Company shall be prepared by the Company's independent accounting firm. Each Member shall furnish to the Company all pertinent information in its possession relating to the Company's operations that is necessary to enable the Company's tax returns to be timely prepared and filed. The Company shall deliver a Schedule K-1 to each of the Members as soon as practicable after the close of each taxable year, together with such additional information as may be required by the Members in order for the Members to file their individual returns reflecting the Company's operations. The Company shall use its reasonable efforts to provide the items described in the preceding sentence to the Members on or before April 5th of each year. The Company shall bear the costs of the preparation and filing of its returns.

Tax Partnership. The Members acknowledge that the Company shall be classified as a partnership for Federal income tax purposes and will not otherwise characterize the Company for purposes of any Federal tax returns, statements or reports filed by them or their Affiliates, and this Agreement shall be interpreted accordingly.

Tax Elections. The Company shall make the following elections on the appropriate tax returns:

(a) to adopt, as the Company's fiscal year, the calendar year or such other fiscal period as the Tax Matters Member designates;

(b) to adopt the accrual method of accounting and to keep the Company's books and records on the income-tax method unless the cash method of accounting is available and the Tax Matters Member designates the cash method of accounting for use by the Company;

(c) if a distribution of the Company's property as described in Code Section 734 occurs or a Transfer of Units as described in Code Section 743 occurs, on request by notice from any Member, to elect, pursuant to Code Section 754, to adjust the basis of Company's properties;

(d) to elect to amortize the organizational expenses of the Company ratably over a period of 180 months as permitted by Code Section 709(b);

(e) any election that would ensure that the Company will be treated as a partnership for Federal income tax purposes; and

(f) any other election the Managing Member may deem appropriate and in the best interests of the Members.

Neither the Company nor any Member may make an election for the Company to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state Law and no provision of this Agreement shall be construed to sanction or approve such an election.

Issuance of Equity Interests for Services. The Company will follow the proposed Treasury Regulations that were issued on May 24, 2005 regarding the issuance of partnership equity for services (including Proposed Treasury Regulation Sections 1.83-3, 1.83-6, 1.704-1, 1.706-3, 1.721-1 and 1.761-1), as such regulations may be subsequently amended, upon the issuance of Class B Units or other equity membership interests or options issued for services rendered or to be rendered to or for the benefit of the Company, until final Treasury Regulations regarding these matters are issued. In furtherance of the foregoing, the definition of Capital Accounts and Book Value, and the allocations of Profits and Losses of the Company shall be made in a manner that is consistent with the proposed Treasury Regulations, including without limitation, Proposed Treasury Regulation Section 1.704-1(b)(4)(xii). If the provisions of the proposed Treasury Regulations and the proposed Revenue Procedure described in IRS Notice 2005-43, or provisions similar thereto, are adopted as final (or temporary) rules (the "***New Rules***"), the Managing Member is authorized to make such amendments to this Agreement (including provision for any safe harbor election authorized by the New Rules) as the Managing Member may determine to be necessary or advisable.

10.2. *Tax Matters Member.*

(a) Designation by the Managing Member. The "tax matters partner" of the Company pursuant to Section 6231(a)(7) of the Code shall be the Managing Member, or such other Member designated as such by the Managing Member from time to time. Any Member who is designated as the "tax matters partner" is referred to herein as the "***Tax Matters Member***." The Tax Matters Member shall take such action as may be necessary to cause to the extent possible each other Member to become a "notice partner" within the meaning of Section 6231(a)(8) of the Code. The Tax Matters Member shall inform each other Member of all significant matters that may come to its attention in its capacity as Tax Matters Member by giving notice thereof on or before the fifth Business Day after becoming aware thereof and, within that time, shall forward to each other Member copies of all significant written communications it may receive in that capacity.

(b) Duties and Obligations. The Tax Matters Member shall take no action without the authorization of the Managing Member, other than such action as may be required by Law. Any cost or expense incurred by the Tax Matters Member in connection with its duties, including the preparation for or pursuance of administrative or judicial proceedings, shall be paid by the Company. The Tax Matters Member shall not enter into any extension of the period of limitations for making assessments on behalf of the Members without first obtaining the consent of the Managing Member. The Tax Matters Member shall not bind any Member to a settlement agreement without obtaining the consent of such Member. Any Member that enters into a settlement agreement with respect to any Company item (within the meaning of Code Section 6231(a)(3)) shall notify the other Members of such settlement agreement and its terms within 30 days after the date of the settlement.

(c) Requests for Administrative Adjustments by Members. No Member shall file a request pursuant to Code Section 6227 for an administrative adjustment of Company items for any taxable year without first notifying the other Members. If the Managing Member consents to the requested adjustment, the Tax Matters Member shall file the request for the administrative adjustment on behalf of the Members. If such consent is not obtained within 30 days from such notice, or within the period required to timely file the request for administrative adjustment, if shorter, any Member, including the Tax Matters Member, may file a request for administrative adjustment on its own behalf. Any Member intending to file a petition under Code Sections 6226, 6228 or any other Code

Section with respect to any item involving the Company shall notify the other Members of such intention and the nature of the contemplated proceeding. In the case where the Tax Matters Member is the Member intending to file such petition on behalf of the Company, such notice shall be given within a reasonable period of time to allow the other Members to participate in the choosing of the forum in which such petition will be filed.

(d) Notice of Inconsistent Treatment. If any Member intends to file a notice of inconsistent treatment under Code Section 6222(b), such Member shall give reasonable notice under the circumstances to the other Members of such intent and the manner in which the Member's intended treatment of an item is (or may be) inconsistent with the treatment of that item by the other Members.

(e) Bipartisan Budget Act. Pursuant to Section 12.6(e), the Board shall have the authority to amend this Section 10.5 to give effect to the provisions of the Bipartisan Budget Act of 2015 and any Treasury Regulations or other administrative pronouncements promulgated thereunder and each Member agrees to be bound by the provisions of any such amendment.

Bank Accounts. The Company may establish one or more separate bank and investment accounts and arrangements, which shall be maintained in the Company's name with financial institutions and firms that the Managing Member may determine. The Company shall not commingle the Company's funds with the funds of any Member.

11.

DISSOLUTION, WINDING-UP AND TERMINATION

11.1. *Dissolution.*

(a) General. Subject to Section 11.1(b), the Company shall dissolve and its affairs shall be wound up on the first to occur of the following events (each a "***Dissolution Event***"), and no other event shall cause the Company's dissolution:

(i) the approval of the Managing Member and a Majority in Interest; and

(ii) the entry of a decree of judicial dissolution of the Company under the Act.

(b) Continuance of the Company. To the maximum extent permitted by the Act, the death, retirement, resignation, expulsion, bankruptcy or dissolution of a Member shall not constitute a Dissolution Event and, notwithstanding the occurrence of any such event or circumstance, the business of the Company shall be continued without dissolution.

Winding-Up and Termination. On the occurrence of a Dissolution Event, the Managing Member may select one or more Persons to act as liquidator or may itself act as liquidator. The liquidator shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. The costs of winding up shall be borne as a Company expense, including reasonable compensation to the liquidator if approved by the Managing Member. Until final distribution, the liquidator shall continue to operate the Company assets with all of the power and authority of the Managing Member. The actions to be taken and the steps to be accomplished by the liquidator are as follows:

(c) Accounting. As promptly as possible after dissolution and again after final winding up, the liquidator shall cause a proper accounting to be made by the Company's independent accounting firm of the Company's assets, liabilities, and operations through the last calendar day of the month in which the dissolution occurs or the final winding up is completed, as applicable.

(d) Satisfaction of Obligations. The liquidator shall pay, satisfy or discharge from Company funds all of the debts, liabilities and obligations of the Company (including all expenses incurred in winding up and any advances described in Section 4.3); provided, however, that the liquidator may establish one or more cash escrow funds (in such amounts and for such terms as the liquidator may reasonably determine) for the payment of contingent liabilities.

(e) Distribution of Assets. All remaining assets of the Company shall be distributed to the Members as follows:

(i) the liquidator may sell any or all Company assets, including to the Members, and any resulting gain or loss from each sale shall, subject to Section 11.2(d), be computed and allocated to the Capital Accounts of Members in accordance with the provisions of Section 5.3, Section 5.4 and Section 5.5;

(ii) with respect to all Company assets that have not been sold, the Fair Market Value of those assets shall be determined and the Capital Accounts of Members shall be adjusted to reflect the manner in which the unrealized income, gain, loss, and deduction inherent in those assets that has not been reflected in the Capital Accounts previously would be allocated among Members if there were a taxable disposition of those assets for the Fair Market Value of those assets on the date of distribution; and

(iii) the assets of the Company (including cash) shall be distributed in accordance with the distribution mechanics in Section 5.1.

All distributions in kind to the Members shall be made subject to the liability of each distributee for costs, expenses, and liabilities theretofore incurred or for which the Company has committed prior to the date of termination and those costs, expenses, and liabilities shall be allocated to the distributee pursuant to this Section 11.2. The distribution of cash and/or property to a Member in accordance with the provisions of this Section 11.2 constitutes a complete return to the Member of its Capital Contributions and all the Company's property and constitutes a compromise to which all Members have consented within the meaning of the Act. To the extent that a Member returns funds to the Company, it has no claim against any other Member for those funds.

(f) Final Capital Account Balances. The Members intend that the allocations provided under Section 5.3, Section 5.4 and Section 5.5 will result in final Capital Account balances for each Member equal to the liquidating distributions pursuant to Section 11.2(c)(iii) to be made to such Member. If the allocations otherwise made under Section 5.3, Section 5.4 and Section 5.5 would fail to produce such final Capital Account balances, the Managing Member shall cause the allocations made under Section 5.3 to be made in a manner that achieves the foregoing intent as close as possible.

Deficit Capital Accounts. No Member will be required to pay to the Company, to any other Member or to any third party any deficit balance which may exist from time to time in the Member's Capital Account.

Certificate of Termination. On completion of the distribution of Company assets as provided herein, the Managing Member (or any Person or Persons as the Act may require or permit) shall file a Certificate of Termination with the Secretary of State of Texas, cancel any other filings made pursuant to Section 2.5, and take such other actions as may be necessary to terminate the existence of the Company. Upon the effectiveness of the Certificate of Termination, the existence of the Company shall cease, except as may be otherwise provided by the Act or other applicable Law.

12.

GENERAL PROVISIONS

Books. To the extent required by the Act, the Company shall maintain or cause to be maintained complete and accurate records and books of account of the Company's affairs at the principal office of the Company.

Offset; Recoupment. Whenever the Company is to pay any sum to any Member, any amounts that such Member, in its capacity as a Member, owes the Company may be deducted from that sum before payment, after written notice to the Member describing the nature of the offset and the amount to be offset. In the event the Company distributes any sum to any Member in excess of the applicable amount to which such Member is then entitled under this Agreement, the Company shall notify the Member of such excess distribution as soon as reasonably practicable thereafter and such Member shall repay such excess distribution to the Company as soon as reasonably practicable after receipt of such notice.

Notices. Except as expressly set forth to the contrary in this Agreement, all notices, requests or consents provided for or permitted to be given under this Agreement must be in writing and must be delivered to the recipient in person, by courier or mail or by facsimile, or similar transmission; and a notice, request or consent given under this Agreement is effective on receipt by the Person to receive it. Notices given by telecopy shall be deemed to have been received (i) on the day on which the sender receives answer back confirmation if such confirmation is received before or during normal business hours of any Business Day or (ii) on the next Business Day after the sender receives answer back confirmation if such confirmation is received after normal business hours on any Business Day or on any day other than a Business Day. All notices, requests and consents to be sent to a Member must be sent to or made at the addresses given for that Member on Schedule 1 or such other address as that Member may specify by notice to the other Members. All notices, requests and consents to be sent to the Company must be sent to or made at 4202 Santiago Street, Suite 12, Austin, Texas 78745 or such other address as the Company may specify by notice to the Members. Whenever any notice is required to be given by Law, the Certificate or this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

Entire Agreement; Supersedure. This Agreement and any other agreements expressly mentioned herein constitute the entire agreement of the Members, and their respective Affiliates relating to the Company and supersede all prior contracts or agreements with respect to the Company, whether oral or written, including the Prior Agreement.

Effect of Waiver or Consent. A waiver or consent, express or implied, to or of any breach or default by any Person in the performance by that Person of its obligations with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person with respect to the Company. Failure on the part of a Person to complain of any act of any Person or to declare any Person in default with respect to the Company, irrespective of how long that failure continues, does not constitute a waiver by that Person of its rights with respect to that default until the applicable statute-of-limitations period has run.

Amendment or Restatement. Except as expressly set forth herein, this Agreement may be amended or restated, and any provision of this Agreement may be waived, only by a written instrument adopted, executed and agreed to by the Company (upon Managing Member approval) and the Members holding a Majority in Interest (without limiting the foregoing, the Members hereby agree that they will be bound by any such amendment or waiver that by its terms is binding upon all of the Members); provided, however, that (i) any amendment to or waiver of this Agreement that would obligate a Member to make a Capital Contribution to the Company (other than as provided by the terms of this Agreement in effect as of the Effective Date) shall be effective only with the consent of such Member, (ii) any amendment to or waiver of this Agreement that would cause a Member to have personal liability for Company obligations shall be effective only with the consent of such Member, (iii) any amendment to or waiver of this Agreement that would change the distribution of Available Cash or the allocation of Profits and Losses, or liquidating distributions to the holders of any specified class or series of Preferred Units as described in this Agreement shall be effective only with the consent of the holders of a majority of the outstanding Preferred Units issued with respect to such class or series (provided, that the exercise by the Board of its rights to determine Available Cash, Reserves, and the timing and amounts of distributions thereof under Section 5.1 shall not be deemed to be an amendment or waiver requiring such consent), and (iv) any amendment to or waiver of this Agreement that would modify or eliminate the right of any Member or class of Members to serve as or designate the Managing Member shall be effective only with the consent of such Member or the holders of a majority of the outstanding Units issued with respect to such class of Members, the Company (with Managing Member approval) may amend Schedule 1 without the consent of any Member to reflect new Members admitted in accordance with this Agreement, changes to the number of outstanding Units issued to any Member in accordance with this Agreement, and changes to the notice addresses and other similar relevant information, the Company (with Managing Member approval) may amend Schedule 2 without the consent of any Member to reflect any change to the then-serving Officers of the Company in accordance with this Agreement, and (d) the Managing Member (without the approval of any Member) may amend this Agreement in order to comply with or administer in an equitable manner the provisions of the Bipartisan Budget Act of 2015 and any Treasury Regulations or other administrative pronouncements promulgated thereunder in any manner determined by the Board. In the event the Company (upon Managing Member approval) and the requisite Members as provided above approve an amendment, restatement or waiver of this Agreement through a written consent, each Member hereby makes, constitutes and appoints the Company's Chief Executive Officer, with full power of substitution, as its true and lawful attorney-in-fact for it and in its name, place, and stead and for its use and benefit, to sign, execute, certify, acknowledge, swear to, file and record any such amendment, restatement or waiver of this Agreement on behalf of such Member. Each Member gives such attorney-in-fact full power and authority to do and perform each and every act or thing whatsoever requisite or advisable to be done in connection with such Member's obligations and agreements pursuant to this Section 12.6 as fully as such Member might or could do personally, and hereby ratifies and confirms all that any such attorney-in-fact shall lawfully do or cause to be done by virtue of the power of attorney granted hereby. The Certificate may be amended or restated only with the approval of the Managing Member and a Majority in Interest. No merger or consolidation of the Company with another Entity may effect any change described in this Section 12.6 without the approval of the Managing Member and a Majority in Interest.

Binding Effect. This Agreement is binding on and inures to the benefit of the Members and their respective heirs, legal representatives, successors, and permitted assigns.

Governing Law; Submission to Jurisdiction. **THIS AGREEMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS, EXCLUDING ANY CONFLICT-OF-LAWS RULE OR PRINCIPLE THAT MIGHT REFER THE GOVERNANCE OR THE CONSTRUCTION OF THIS AGREEMENT TO THE LAW OF ANOTHER JURISDICTION. ANY DISPUTE ARISING OUT OF OR RELATING TO THIS AGREEMENT MAY BE BROUGHT ONLY IN ANY COURT OF APPROPRIATE JURISDICTION IN AUSTIN, TEXAS, AND THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF EACH SUCH COURT IN ANY SUCH DISPUTE. THE COMPANY AND THE MEMBERS WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY**

PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT. THE COMPANY AND THE MEMBERS AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE COMPANY AND THE MEMBERS TO IRREVOCABLY WAIVE TRIAL BY JURY, AND THAT ANY DISPUTE BETWEEN THEM RELATING TO THIS AGREEMENT SHALL INSTEAD BE TRIED BY A COURT OF COMPETENT JURISDICTION SITTING WITHOUT A JURY.

Severability. If a direct conflict between the provisions of this Agreement and any provision of the Certificate or any mandatory, non-waivable provision of the Act, such provision of the Certificate or the Act shall control. If any provision of the Act provides that it may be varied or superseded in the agreement of a limited liability company (or otherwise by agreement of the members or managers of a limited liability company), such provision shall be deemed superseded and waived in its entirety if this Agreement contains a provision addressing the same issue or subject matter. If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision to other Persons or circumstances shall be enforced to the greatest extent permitted by Law.

Further Assurances. In connection with this Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and those transactions.

Waiver of Certain Rights. Each Member irrevocably waives any right it may have to maintain any action for dissolution of the Company or for partition of the property of the Company.

Directly or Indirectly. Where any provision of this Agreement refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person, including actions taken by or on behalf of any Affiliate of such Person. Each Member shall cause any Affiliate of such Member for which such Member's Membership Interest in the Company constitutes a significant portion such Affiliate's direct and indirect total assets to comply with the provisions of this Agreement.

Counterparts. This Agreement may be executed in any number of counterparts, including facsimile and scanned counterparts, with the same effect as if all signing parties had signed the same document. All counterparts shall be construed together and constitute the same instrument.

No Third Party Beneficiaries. The provisions of this Agreement are for the exclusive benefit of the Members and the Company and their respective successors and permitted assigns and, solely with respect to ARTICLE 9, the indemnified Persons described therein. Except for the foregoing, this Agreement is not intended to benefit or create rights in any other Person, including (a) any Person to whom any debts, liabilities or obligations are owed by the Company or any Member, or (b) any liquidator, trustee or creditor acting on behalf of the Company, and no such creditor or any other Person shall have any rights under this Agreement, including rights with respect to enforcing the payment of Capital Contributions.

Survival of Rights and Obligations. The rights and obligations of the Members under Section 2.8, Section 7.1, Section 8.4, ARTICLE 9, Section 12.8, Section 12.14, and this Section 12.15 shall survive any expiration, termination or cancellation of this Agreement.

Signature page follows.

IN WITNESS WHEREOF, the Company and the undersigned Members have executed this Agreement as of the Effective Date.

THE COMPANY: **J R THERMAL, LLC**

By: ______________________________

Jeremy Rice, President

Oscar Martinez

____

Oscar Martinez, CEO

MEMBERS: By proxy granted pursuant to the Written Consent of the Members May 26, 2022:

By: ______________________________

Jeremy Rice, President

Oscar Martinez

____

Oscar Martinez, CEO

SCHEDULE 1

MEMBERS AND INFORMATION RELATED THERETO
(As of the Effective Date)

Members	Number of Class CF Units	Number of Class A-1 Units	Number of Class A Units	Number of Class B Units	Sharing Ratios	Capital Contributions
P180 Investments, LLC 8012 Bee Caves Road Austin, Texas 78746	0	2,062,50 0	0	0	20.11%	$500,000 cash
Bree and David Rosen Revocable Living Trust Dated June 25, 2018 525 Barton Boulevard Austin, Texas 78704	0	73,333	0	0	0.72%	$20,000 cash
Jeremy Rice 4202 Santiago Street, Suite 12 Austin, Texas 78745	0	0	6,400,000	0	62.40%	Contribution of IP valued at $50,000
Oscar Martinez 5113 Stone Gate Dr. Austin, Texas 78721	0	0	1,600,000	0	15.60%	$0
Guy Forni 12613 Aquaplex Dr. Austin, Texas 78610	0	0	0	100,000	0.98%	$0
Katherine Carpenter 3700 Mapleshade Lane Plano, Texas 75075	0	0	0	20,000	0.20%	$0
Total Outstanding	0*	2,135,83 3	8,000,000* *	120,000** *	100%	$570,000

*Note: 1,200,000 Class CF Units are reserved for issuance to investors in the Proposed Financing

**Note: In addition, 97,287 Class A Units are reserved for issuance to Capital Factory Partners 2019, L.P. pursuant to a Unit Warrant issued to Capital Factory Partners 2019, L.P.

***Note: In addition, (i) 64,000 Class B Units are reserved for issuance to the Entrepreneurs Foundation of Central Texas pursuant to a Warrant issued to the Entrepreneurs Foundation of Central Texas, and (ii) 666,000 Class B Units are reserved for issuance to key management, employees and consultants under an incentive pool.

SCHEDULE 2

OFFICERS
(As of the Effective Date)

Officers:

Oscar Martinez – Chief Executive Officer
Jeremy Rice – President and Secretary

Exhibit G - Intellectual Property

JR THERMAL, LLC PATENT STATUS SUMMARY
PENDING/ISSUED ONLY
AS OF DECEMBER 1, 2020

PATENTS

	Our Ref. No.	Filing Date/ App. No.	Issuance Date/ Patent No.	Title	Country	Status
	5134-704USPT	8/13/2015 14/825,320	10/3/2017 9,777,967	Temperature Glide Thermosyphon and Heat Pipe	US	Issued. 1st Maintenance Fee due **4/3/2021**.
	5134-705USPT	2/19/2016 15/048,367	11/19/2019 10,480,865	(TRACK 1) Intermittent Thermosyphon	US	Issued. 1st Maintenance Fee due **5/19/2023.**
	5134-705USD1	2/28/2019 16/289,143	7/16/2019 10,352,624	(TRACK 1) Intermittent Thermosyphon	US	Issued. 1st Maintenance Fee due **1/16/2023.**
	5134-705USC1	10/14/2019 16/600,771	4/14/2020 10,619,939	(TRACK 1) Intermittent Thermosyphon	US	Issued. 1st Maintenance fee due **10/14/2023.**
	5134-705USC2	1/15/2020 16/743,663	Allowed	Intermittent Thermosyphon	US	Issue fee due **2/16/2021.**
	5134-705EPPT	2/19/2016 16753153.2	7/8/2020 3259546B	Intermittent Thermosyphon	EP	Issued. Validated in Netherlands, Belgium, Germany, United Kingdom, and France. Annuities due in each validated country **2/19/2021**.
	5134-705EPD1	4/21/2020 20170646.2		Intermittent Thermosyphon	EP	Annuity due **2/28/2021** Response to Office Action due **3/2/2021.** Deadline to record in Hong Kong **3/2/2021.**
	5134-710USPT	2/1/2018 15/886,550	4/21/2020 10,631,434	Self-Priming Thermosyphon	US	Issued. 1st Maintenance Fee due **10/21/2023**.

3103280.1

	Our Ref. No.	Filing Date/ App. No.	Issuance Date/ Patent No.	Title	Country	Status
	5134-711USPT	2/14/2018 15/896,416	Allowed	Serial Thermosyphon	US	Pending receipt of Letters Patent.
	5134-713USPT	2/27/2020 16/803,620		Two-Orientation Condenser for Enhanced Gravity Driven Film Condensation	US	Pending. Awaiting Action.
	5134-713WOPT	2/27/2020 PCT/US2020/020181	N/A	Two-Orientation Condenser for Enhanced Gravity Driven Film Condensation	WO	Deadline to file National Phase Application **8/27/2021**.